UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Suite 300, 18817 Stony Plain Road

Edmonton, Alberta T5S 0C2

(780) 960-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	2016 Notice of Annual Meeting and Management Information Circular
2.	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Martin Ferron
Name:	Martin Ferron
Title:	President & Chief Executive Officer

Date: February 22, 2017

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL MEETING AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

APRIL 5, 2017

February 14, 2017

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 5, 2017

NOTICE IS HEREBY GIVEN that the annual meeting of holders of common shares (the “NAEP Shareholders”) of North American Energy Partners Inc. (the “Corporation”) will be held at the head office of the Corporation at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta on the 5th day of April, 2017, at 3:00 p.m. (Mountain Time) (the “Meeting”), for the following purposes:

•	to receive the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2016 and the auditors’ report thereon;

•	to elect the directors of the Corporation for the ensuing year;

•	to appoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors as such; and

•	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (the “Information Circular”). Capitalized terms used in this notice of annual meeting and not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular.

The Information Circular and a form of proxy accompany this notice.

NAEP Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this notice. A proxy will not be valid unless it is deposited with our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, or (ii) by hand delivery to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on April 3, 2017 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.

DATED at Edmonton, Alberta, this 14th day of February, 2017.

BY ORDER OF THE BOARD OF DIRECTORS OF NORTH AMERICAN ENERGY PARTNERS INC.

/S/ Martin Ferron
President & Chief Executive Officer

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) and accompanying form of proxy (the “Proxy”) are furnished in connection with the solicitation of proxies by or on behalf of management of North American Energy Partners Inc. (the “Corporation”, “NAEP”, “our” or “we”) for use at the annual meeting (the “Meeting”) of holders of voting common shares of the Corporation (the “NAEP Shareholders”) to be held at the head office of the Corporation at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta on the 5th day of April, 2017, at 3:00 p.m. (Mountain Time), and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting, dated February 14, 2017 (the “Notice of Meeting”).

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

For the purposes of the Meeting, the Corporation is not: (a) relying on the “notice and access” rules to allow it to make certain proxy-related materials available on the internet rather than mailing such materials directly to registered shareholders and indirectly to non-registered shareholders; or (b) mailing proxy-related materials directly to non-registered shareholders who have not waived the right to receive them. The Corporation intends to pay for “proximate intermediaries” (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) to send proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to non-registered shareholders who have waived the right to receive them.

The Notice of Meeting, Proxy and this Information Circular will be mailed to NAEP Shareholders commencing on or about March 9, 2017. In this Information Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

No person has been authorized by the Corporation to give any information or make any representations in connection with the matters contained herein other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

This Information Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Information Circular may contain forward-looking information that is based on expectations and estimates as of the date of this Information Circular. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-

looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update any forward-looking information, except as required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. See risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada, including, but not limited to, our most recent annual and interim management’s discussion and analysis.

RECORD DATE

The record date (the “Record Date”) for determining which NAEP Shareholders shall be entitled to receive notice of and to vote at the Meeting is March 1, 2017. Only NAEP Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date such shareholder of record transfers its shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such shares, requests in writing at least 10 days prior to the Meeting or any adjournments thereof that the Transferee may have his, her or its name included on the list of NAEP Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, together with a copy to the Secretary of the Corporation at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta, T5S 0C2.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Corporation’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are representatives of management of NAEP. Every NAEP Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons named in the accompanying Proxy. A NAEP Shareholder desiring to appoint some other person (who need not be a shareholder of NAEP) to represent him, her or it at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, or (ii) by hand delivery to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on April 3, 2017 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. A Proxy must be signed by a NAEP Shareholder or its attorney duly authorized in writing or, if a NAEP

Shareholder is a corporation, by a duly authorized officer, attorney or other authorized signatory of the NAEP Shareholder. If a proxy is given by joint shareholders, it must be executed by all such joint shareholders.

VOTING OF PROXIES

If a Proxy is completed, signed and delivered to the Corporation in the manner specified above, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the NAEP Shareholder appointing them, on any show of hands or any ballot that may be called for and, if the NAEP Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote in accordance with the specification so made. In the absence of such specification, or if the specification is not certain, the shares represented by such Proxy will be voted in favour of the matters to be acted upon as specified in the Notice of Meeting.

A Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Information Circular, the Board of Directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if amendments, variations or other matters should properly come before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.

REVOCABILITY OF PROXY

Any NAEP Shareholder returning an enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the NAEP Shareholder or by his, her or its attorney authorized in writing or, if the NAEP Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation to the attention of the Secretary of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting, prior to the commencement of the Meeting. A NAEP Shareholder attending the Meeting has the right to vote in person and, if he, she or it does so, his, her or its proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many NAEP Shareholders, as a substantial number of NAEP Shareholders do not hold voting common shares of the Corporation (“NAEP Common Shares”) in their own name, and thus are considered non-registered shareholders. NAEP Shareholders who do not hold their NAEP Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by NAEP Shareholders whose names appear on the records of the Corporation as the registered holders of NAEP Common Shares can be recognized and acted upon at the Meeting. If NAEP Common Shares are listed in an account statement provided to a NAEP Shareholder by a broker, then, in almost all cases, those NAEP Common Shares will not be registered in the NAEP Shareholder’s name on the records of the Corporation. Such NAEP Common Shares will more likely be registered under the name of the NAEP Shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). NAEP Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting NAEP Common Shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their NAEP Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their NAEP Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting NAEP Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the NAEP Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their NAEP Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements may be different than those applicable to proxy statements subject to Section 14(a) of the US Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of NAEP Common Shares and an unlimited number of non-voting common shares. As at January 31, 2017, there were a total of 30,518,907 NAEP Common Shares outstanding and no non-voting common shares outstanding. Each NAEP Common Share entitles the holder thereof to one vote in respect of each of the matters to be voted upon at the Meeting. To the knowledge of the Corporation’s directors and executive officers, no individuals or entities beneficially own, control or direct, directly or indirectly, securities carrying more than 10.0% of the voting rights attached to the NAEP Common Shares.

QUORUM

A quorum for the transaction of business at the Meeting shall consist of at least two persons holding or representing by proxy not less than twenty percent (20%) of the outstanding shares of the Corporation entitled to vote at the meeting.

If a quorum is not present at the opening of the Meeting, the NAEP Shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of NAEP Shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by applicable law to each NAEP Shareholder who is entitled to receive notice of the meeting. Those shareholders present at any duly adjourned meeting shall constitute a quorum.

The Corporation’s list of NAEP Shareholders as of the Record Date has been used to deliver to NAEP Shareholders the Notice of Meeting and this Information Circular as well as to determine the NAEP Shareholders who are eligible to vote.

PRESENTATION OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2016, together with the auditor’s report thereon, copies of which are contained in the Corporation’s annual report, will be presented to the NAEP Shareholders at the Meeting. Receipt at the Meeting of the auditor’s report and the Corporation’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	ELECTION OF DIRECTORS

The Board of Directors of the Corporation presently consists of six directors, all of whom have indicated that they wish to stand for re-election. Management proposes to set the total number of directors to be elected at the Meeting at six.

All of the nominees below are now directors of the Corporation and have been directors since the dates indicated below. Management does not contemplate that any of the following nominees will be unable or unwilling to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy will have the right to vote for another nominee at their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

The Board adopted a “Board Policy on Majority Voting for Director Nominees” (the “Policy”) on August 8, 2013, which Policy was revised on July 28, 2016. The Policy applies to the election of directors at uncontested shareholder meetings and provides that, with respect to any nominee for the Board, where the total number of shares withheld exceeds the total number of shares voted in favour of the nominee, then notwithstanding that such nominee is duly elected as a matter of corporate law, he or she shall forthwith submit his or her resignation for consideration by the Board, to take effect immediately upon acceptance by the Board. Upon receipt of such a conditional resignation, the Governance Committee shall consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not exceptional circumstances exist such that the resignation should not be accepted. After considering the recommendation of the Governance Committee, the Board shall within 90 days of the shareholder’s meeting accept the resignation unless it determines that such exceptional circumstances exist. In any case, the Board shall issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept such resignation.

The following table and the notes thereto state, as of January 31, 2017, the: (i) name, municipality, province or state of residence and country of residence of each nominee; (ii) the principal occupation of each nominee; (iii) the date each nominee first became a director of the Corporation (with the current term of each incumbent nominee expiring as of the holding of the Meeting); (iv) where applicable, the current position of each nominee with the Corporation (other than that of director); (v) the present status of each nominee as an independent or non-independent director; (vi) the committees upon which each nominee presently serves; (vii) the present principal occupation, business or employment of each nominee; (viii) the number of NAEP Common Shares, securities and options beneficially owned, or controlled or directed, directly or indirectly, by each nominee; and (ix) the Board and committee meeting attendance record for each nominee in the fiscal year ended December 31, 2016.

Martin R. Ferron Edmonton, AB, Canada Director Since: June 7, 2012 Non-Independent Director President & Chief Executive Officer Meets share ownership guidelines

Martin R. Ferron joined the Corporation as President and Chief Executive Officer and as a Director of the Board on June 7, 2012. Previously, Mr. Ferron was Director, President and Chief Executive Officer of Helix Energy Solutions Inc. (“Helix”), a NYSE-listed international energy services company, at which he successfully refocused the company on improved project execution, asset utilization and profit performance. He also transformed Helix through a combination of measured organic growth, acquisitions and divestitures, achieving a compound annual EBITDA growth rate of approximately 38% during his tenure with the company. Prior to joining Helix, Mr. Ferron worked in successively more senior management positions with oil services and construction companies including McDermott Marine Construction, Oceaneering International and Comex Group. He holds a B.Sc. in Civil Engineering from City University, London, a M.Sc. in Marine Technology from Strathclyde University, Glasgow and an MBA from Aberdeen University.

	Number of Securities Held (1)
	Options	Common Shares	DSUs
	441,900	1,255,940	116,716

	Committee Membership and Attendance Record
	Board		4 of 4

Ronald A. McIntosh Calgary, AB, Canada Director Since: May 20, 2004 Independent Director Chairman of the Board Meets share ownership guidelines

Ronald A. McIntosh became Chairman of our Board of Directors on May 20, 2004. From January 2004 until August of 2006, Mr. McIntosh was Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment fund. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. and was instrumental in the conversion of Navigo into NAV Energy Trust. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh’s significant experience in the energy industry includes the former position of Chief Operating Officer of Amerada Hess Canada. Mr. McIntosh is on the Board of Directors of Advantage Oil & Gas Ltd. and Fortealeza Energy Inc., formerly known as Alvopetro Inc.

Number of Securities Held
	Options	Common Shares(2)	DSUs
	nil	116,200	211,257

Committee Membership and Attendance Record
	Board (chair)		4 of 4
	Audit Committee		4 of 4
	Governance Committee (2)		2 of 2
	Operations Committee (2)		1 of 1

William C. Oehmig Chattanooga, TN, U.S.A. Director Since: May 20, 2004 Independent Director Meets share ownership guidelines

William C. Oehmig is the principal of Kestrel Capital, LLC, an investment advisory firm based in Chattanooga, Tennessee. Mr. Oehmig was a partner at the Sterling Group and led the buyout of North American Construction Group from the Gouin family in 2003. When the transaction closed, Mr. Oehmig became one of our Directors on November 26, 2003. His career began at Texas Commerce Bank in Houston in 1974. Mr. Oehmig worked in banking, mergers and acquisitions, and represented foreign investors in purchasing and managing U.S. companies in the oilfield service, manufacturing, distribution, heavy equipment and real estate sectors until 1984, when he became a Partner with The Sterling Group, a private equity investment firm in Houston, Texas. Mr. Oehmig is now an Advisory Partner to the Sterling Group. Mr. Oehmig has served as Chairman of Royster Clark, Purina Mills, Exopack, Universal Fibers, and Sterling Diagnostic Imaging and on the boards of several portfolio companies while with Sterling. Mr. Oehmig serves on or has served on and chaired on numerous non-profit boards. Mr. Oehmig received his Bachelor of Business Administration (B.B.A.) in Economics from Transylvania University and his Masters of Business Administration (M.B.A.) from the Owen Graduate School of Management at Vanderbilt University.

Number of Securities Held
	Options	Common Shares (2)	DSUs
	nil	721,170	259,871

Committee Membership and Attendance Record
	Board		4 of 4
	Human Resources & Compensation		3 of 3
	Risk Committee (2)		3 of 3
	Operations Committee (2)		1 of 1

Bryan D. Pinney Calgary, AB, Canada Director Since: May 13, 2015 Independent Director Meets share ownership guidelines

Bryan D. Pinney is the principal of Bryan D. Pinney Professional Corporation, which provides financial advisory and consulting services to a range of clients. Mr. Pinney has over 30 years of experience serving many of Canada’s largest corporations, primarily in energy and resources and construction. Mr. Pinney was a partner with Deloitte between 2002 and 2015. Mr. Pinney served as Calgary Managing Partner from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011, and as Vice Chair until June 2015. Mr. Pinney was a past member of Deloitte’s Board of Directors and chair of the Finance and Audit Committee. Prior to joining Deloitte, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. Mr. Pinney is currently the chair of the Board of Governors of Mount Royal University and has previously served on a number of non-profit boards. He is also a director on two private companies. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.

Number of Securities Held
	Options	Common Shares	DSUs
	nil	20,000	74,288

Committee Membership and Attendance Record
	Board		4 of 4
	Audit Committee		4 of 4
	Human Resources & Compensation		1 of 1
	Risk Committee (2)		3 of 3

Thomas P. Stan Calgary, AB, Canada Director Since: July 14, 2016 Independent Director Meets share ownership guidelines

Thomas P. Stan has served as a board member on a number of public and private Corporations and is currently the President and CEO of Corval Energy Ltd., a Calgary, Alberta based oil company focused on exploration and production in Manitoba and Saskatchewan. Previously, Mr. Stan has held positions as Managing Director of Investment Banking at Desjardins Capital Markets and Blackmont Capital Markets, President and CEO of Phoenix Energy Ltd. and Sound Energy Trust, and Chairman and CEO of Total Energy Services Ltd. Mr. Stan began his career at Suncor and spent 16 years at Hess Corporation as Vice President Corporate Planning. After Petro Canada acquired Hess Canada he became Vice President of Corporate Development of Petro Canada. Mr. Stan received his Bachelor of Commerce degree in Finance and Economics from the University of Saskatchewan.

Number of Securities Held
	Options	Common Shares	DSUs
	Nil	Nil	8,251

Committee Membership and Attendance Record
	Board		4 of 4
	Audit		2 of 2
	Operations		1 of 1

Jay W. Thornton Calgary, AB, Canada Director Since: June 7, 2012 Independent Director Meets share ownership guidelines

Jay W. Thornton is a partner with Novo Investment Group, an investment firm specializing in the oil and gas industries. Mr. Thornton became one of our Directors on June 7, 2012. Mr. Thornton has over 30 years of oil and gas experience. He spent the first part of his career in various management positions with Shell Canada Inc. Mr. Thornton joined Suncor Energy, Canada’s largest integrated energy company, where he spent 12 years in various operating and corporate executive positions, including four years in Fort McMurray at Suncor’s oil sands mining operations. His most recent position with Suncor was Executive Vice President of Supply, Trading and Development. Mr. Thornton has held previous board positions with the Canadian Association of Petroleum Producers (“CAPP”), the Canadian Petroleum Products Institute (“CPPI”), and PennWest Petroleum Ltd., a publicly traded Canadian oil and gas company. Mr. Thornton is a graduate of McMaster University with an Honours degree in Economics. He is also a graduate of the Canadian Institute of Corporate Directors.

Number of Securities Held
	Options	Common Shares	DSUs
	Nil	34,400	82,920

Committee Membership and Attendance Record
	Board		4 of 4
	Human Resources & Compensation		3 of 3
	Governance		2 of 2
	Operations		1 of 1

(1)	Martin Ferron’s securities holdings listed above do not include RSUs and PSUs, which are discussed in detail in the Compensation Discussion and Analysis section.
(2)	On July 28, 2016, the Risk and Governance Committees were merged to form the Operations Committee.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Ronald A. McIntosh is a director of Forteleza Energy Inc. (“Forteleza”) formerly known as Alvopetro Inc. (“Alvopetro”). On March 2, 2011, the Court of Queen’s Bench of Alberta granted an order (the “Order”) under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) staying all claims and actions against Forteleza and its assets and allowing Forteleza to prepare a plan of arrangement for its creditors if necessary. Forteleza took such steps in order to enable Forteleza to challenge a reassessment issued by the Canada Revenue Agency (“CRA”). As a result of the reassessment, if Forteleza had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Forteleza did not have the necessary liquid funds to remit, although Forteleza had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables.

Forteleza believed that the CRA’s position was not sustainable and vigorously disputed the CRA’s claim. Forteleza filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Forteleza no longer required the protection of the Order under the CCAA and on October 28, 2011 the Order was removed. On March 3, 2011 the TSX suspended trading in the securities of Forteleza due to Forteleza having been granted a stay under the CCAA. In addition the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Forteleza for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Forteleza being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Forteleza closed the sale of substantially all of its oil and gas assets. As a result of the sale Forteleza was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements.

William C. Oehmig served as a director of Propex Inc., which voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code on January 18, 2008 in order to allow it to restructure its US operations. Mr. Oehmig also served as director of Panolam Industries Inc., which voluntarily filed a petition under Chapter 11 of the U.S. Bankruptcy Code on November 4, 2009 to implement a Debt Restructuring Plan.

Jay Thornton is a director of Penn West Petroleum Ltd. (“Penn West”). On August 5, 2014, the Alberta Securities Commission and Ontario Securities Commission both granted Penn West, upon Penn West’s application, management cease trade orders in relation to a review of Penn West’s accounting practices and restatement of its financial statements. Those cease trade orders are no longer in effect as of September 23, 2014.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the election of each of the above nominees to serve as a director of the Corporation.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the election of any particular nominee specified above, the persons named in the enclosed form of Proxy intend to vote “FOR” the election of each of the nominees specified above, such directors to hold office until the next annual meeting or until his successor is appointed.

2.	APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF DIRECTORS TO FIX THEIR REMUNERATION

At the Meeting, NAEP Shareholders will be requested to vote on the re-appointment of KPMG LLP (“KPMG”) as the independent auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. KPMG have been the auditors of the Corporation, or its predecessor NACG Holdings Inc., since October 31, 2003.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the re-appointment of KPMG as independent auditors of the Corporation for the fiscal year ending December 31, 2017 and authorizing the Board of Directors to fix the auditor’s remuneration.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of Proxy intend to vote for the re-appointment of KPMG as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

3.	OTHER MATTERS

Management of the Corporation know of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

COMPENSATION DISCUSSION AND ANALYSIS

2016 NAMED EXECUTIVE OFFICERS

This discussion of executive compensation focuses on the compensation of the following individuals for our calendar year ended December 31, 2016:

Named Executive Officer	Position
Martin R. Ferron	President and Chief Executive Officer (CEO)
Joseph C. Lambert	Chief Operating Officer (COO)
Barry W. Palmer	Vice President, Heavy Construction and Mining Operations
Robert J. Butler	Vice President, Finance

All of the executives above are our “named executive officers” or “NEOs” for purposes of this compensation disclosure.

Balancing of NEO Compensation to Market Conditions and Shareholder Interests

Management and the Board remain committed to aligning the interests of executives with those of our shareholders. For 2016, certain strategic compensation decisions were made with regard to executive compensation in response to the impact of market conditions, while maintaining the Corporation’s compensation philosophy and a focus on shareholder interests. The highlights of those decisions are as follows:

•	Third year in which base salaries were not increased for CEO, COO and Vice President, Heavy Construction and Mining Operations;

•	No annual increase for the Vice President, Finance since being appointed in April 2015;

•

Reduced the annual Short-term Incentive (STIP) target eligibility for the COO and Vice President, Heavy Construction and Mining Operations by 25% and decreased the Vice President, Finance’s Short-term Incentive target eligibility by 5%.

•

Emphasized sustained company performance by shifting the reduction in STIP eligibility to the corporation’s long-term incentive pay-for-performance vehicle, where performance is measured against shareholder return and peer group performance;

•	Set a higher threshold for STIP payout established to compensate strong corporation performance against stretch targets;

•	Implemented a claw back policy for NEOs, as well as an anti-hedging policy, following a comprehensive review of executive compensation best practices.

EXECUTIVE COMPENSATION PHILOSOPHY

The executive compensation philosophy is based on four core principles – competitive compensation, pay for performance, transparent disclosure and alignment with shareholder interests.

✓

Competitive Compensation – It is the goal of the Corporation to attract and retain talented executives who are capable of meeting the financial and other objectives of the Corporation. It is important to ensure executive compensation is competitive within the market where the Corporation competes for talent, and in this light, the Corporation has adopted a market-competitive total executive compensation package.

✓

Pay for Performance – The Corporation believes that executive compensation should be strongly correlated to the financial performance of the Corporation, and that the executives, as the key decision makers of the Corporation, should be held accountable for that performance. To that end, the Board has adopted the annual Short-Term Incentive Plan (“STIP”), which rewards executives for the achievement of key financial, non-financial and individual objectives in the more immediate term, as well as the Long-Term Incentive Plan (“LTIP”), which rewards executives for the overall financial success of the Corporation over the longer term.

✓

Transparent Disclosure – We are committed to providing transparent disclosure of executive compensation. It is our intent to follow best practices, comply with all regulatory requirements and communicate our executive pay in plain language.

✓

Alignment with Shareholder Interests – It is in the Corporation’s best interest to meet shareholder expectations and ensure continued access to capital on favourable terms. Accordingly, the STIP and the LTIP were designed to ensure that the activities of the Corporation’s executives are aligned with shareholder interests. Each of these plans is described in greater detail below.

Share Ownership Guidelines

On November 29, 2016, the Board amended the share ownership guidelines established in 2013 for senior executive officers, which must be achieved by the later of (i) December 18, 2018; or (ii) five years from the date the senior executive officer is appointed a member of executive management. The Share Ownership Guidelines require that:

a.	the President and CEO owns four (4) times his or her annual base salary;

b.	the COO owns two and one half (2 1/2) times his or her annual base salary;

c.	the VP Heavy Construction and Mining Operations owns one and one half (1 1/2) times his or her annual base salary; and

d.	The VP Finance owns one (1) times his or her annual base salary.

All share ownership is to be in the form of equity in the Corporation, in each case represented by NAEP Common Shares and/or Deferred Share Units (DSUs) and/or Restricted Share Units (RSUs). Once the share ownership threshold is achieved, the number of NAEP Common Shares, DSUs and RSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter, that number of NAEP Common Shares, DSUs or RSUs must be maintained in order to remain compliant, regardless of a subsequent decrease in NAEP Common Share price. The following table summarizes the compliance to the share ownership guidelines for each NEO as at December 31, 2016:

Named Executive Officers	Stock Ownership Target as a Multiple of Salary	In Compliance Yes/No
Martin R. Ferron	4.0x	Yes
Joseph C. Lambert	2.5x	Yes
Barry W. Palmer	1.5x	Yes
Robert J. Butler	1.0x	Yes

For the year ended December 31, 2016, all NEOs were in compliance with the share-ownership guidelines.

EXECUTIVE COMPENSATION OVERVIEW

The following table sets out the various components of compensation that NEOs were eligible to receive for 2016:

	Executive Compensation Components	Time Frame
Base Salary

Base salary is based on the executive’s level of responsibility, skills and experience, and the market value of the position. Adjustments to base salary are considered annually, taking into account the executive’s overall performance, experience and market conditions.

Annual market reviews and adjustments.

Short-Term Incentive Plan (“STIP”)

STIP compensation is linked to the Corporation’s financial and safety performance in the fiscal year as well as each NEO’s achievement against individual objectives. These measures have a pre-determined target set by the Board prior to the start of the fiscal year and funding of the STIP pool is based on the performance of the Corporation against the financial target during the year. The CEO has a targeted annual bonus of 100% of base salary. The other NEOs have a targeted annual bonus of 75% of their individual base salaries. Actual payout is determined by the level of achievement of predetermined financial, safety and individual objectives. Payouts range from zero to a maximum of 200% of an executive’s STIP target and are subject to the approval of the Human Resources & Compensation Committee in the case of NEOs other than the CEO and to approval of the Board of Directors in the case of the CEO.

Annual performance.

Long-Term Incentive Plan (“LTIP”)

LTIP grants are made through two vehicles: (1) Performance Share Units (PSUs) and (2) Restricted Share Units (RSUs). The CEO is eligible to receive a target annual LTIP compensation value of 150% of his annual base salary. The COO and VP, Heavy Construction and Mining have a target annual LTIP compensation value of 65% of base salary. The VP, Finance has a target annual LTIP compensation value of 50%. Each NEO is awarded 60% as PSUs and 40% as RSUs. All grants are subject to the approval of the Human Resources & Compensation Committee in the case of NEOs other than the CEO and to approval of the Board of Directors in the case of the CEO.

One to three year performance cycle.

Retirement Arrangements

The Corporation matches contributions of executives to registered retirement savings plans to a maximum of 5% of base salary. If or when the executive reaches his or her annual RRSP contribution limits, the remaining contributions for the calendar year are made to a non-registered savings plan.

Paid Semi-monthly with base salary pay.

	Executive Compensation Components	Time Frame

Benefit Plans	Executive benefit plans, paid for by the corporation, provide extended health, dental, disability and insurance coverage.

Perquisites

Limited perquisites are provided including a vehicle allowance, and reimbursement of fuel purchases, reimbursement for annual dues to a local sport or health club, an annual medical examination and a discretionary health care spending account.

Monthly and annually paid benefits.

DETERMINING INDIVIDUAL COMPENSATION FOR NEOS

It is the role of the Human Resources & Compensation Committee to recommend the compensation of the CEO to the Board for approval and to determine, following the recommendation of the CEO, the compensation of the other NEOs. The Committee receives assistance in fulfilling these duties from several sources, both internal and external.

COMPARATOR GROUP ANALYSIS AND MARKET DATA

A review of the CEO’s total compensation was completed in 2014 and a review of all other NEOs total compensation was completed by an independent consultant in 2015. Based on market information provided for each executive position, effective January 1, 2016, the STIP target eligibility for managers in the company was reduced, including the COO, VP, Heavy Construction and Mining Operations and VP, Finance. It was agreed that the reduction in STIP, would be countered with an increase in the LTIP eligibility for NEOs and managers and of the company (with the exception of the CEO), within five percent of their decrease in STIP eligibility. This shift in variable pay to the LTIP vehicle, with a heavier weighting on Performance Share Units (“PSUs”) which use total shareholder return in relation to the peer group, follows the competitive market trend and is considered a “best practice” under governance standards. These adjustments will better align a greater portion of the NEO’s ‘at-risk pay’ with shareholders’ interests over a longer term, which is a key component of the Corporation’s compensation philosophy.

In determining compensation for NEOs, our primary comparator group includes companies that meet the following criteria:

(a)	compete with us for customers and revenue;

(b)	compete with us for executive talent, particularly in the Alberta labour market;

(c)	compete with us for equity or other capital;

(d)	are in the same or similar industry, such as construction and engineering or oil and gas equipment and services;

(e)	are of comparable size, whether in terms of revenue or number of employees; and

(f)	where reliable benchmark compensation information is available.

A number of relevant competitors are excluded from our comparator group because some are private corporations (i.e., KMC Mining, Graham) or smaller divisions of larger corporations (i.e., Flatiron Construction), and therefore insufficient compensation information is available. The use of comparative market data is just one of the factors used in setting compensation for NEOs. NEO compensation could be higher or lower than the comparator data as a result of personal performance, skills or experience.

The peer group below positions NAEPI near the median in terms of revenue size:

COMPANY NAME	REVENUE ($millions) (a)	LOCATION
AECON GROUP INC.	$3,242	Toronto, Ontario
WAJAX CORP.	$1,233	Mississauga, Ontario
STUART OLSON INC.	$974	Calgary, Alberta
CANADIAN ENERGY SERVICES & TECH	$545	Calgary, Alberta
CANYON SERVICES GROUP INC	$253	Calgary, Alberta
HORIZON NORTH LOGISTICS INC.	$259	Calgary, Alberta
NEWALTA CORP.	$206	Calgary, Alberta
TOTAL ENERGY SERVICES INC.	$192	Calgary, Alberta
NORTH AMERICAN ENERGY PARTNERS INC.	$216	Edmonton, Alberta
BLACK DIAMOND GROUP LTD.	$167	Calgary, Alberta
ESSENTIAL ENERGY SERVICES LTD.	$119	Calgary, Alberta
PETROWEST CORP.	$155	Grande Prairie, Alberta
ENTREC CORP.	$119	Acheson, Alberta
MACRO ENTERPRISES INC.	$46	Fort St. John, British Columbia

(a)	Trailing twelve-months revenue as of December 31, 2016, pursuant to publicly filed information.

Note: Logan International Inc. was acquired by Tercel Oilfield Products UK Ltd. in October 2016 and is now excluded from the peer group.

INPUT FROM THE CORPORATION’S MANAGEMENT

The President and CEO actively participates in the compensation process, makes pay recommendations to the Human Resources & Compensation Committee with respect to the other NEOs and recommends to the Compensation Committee the specific business goals to be used as performance targets for the various incentive programs. For the calendar year ended December 31, 2016 (“Calendar Year”, “CY”), the following corporate goals were recommended by the CEO and approved by the HRCC under the STIP program.

Metric	Calendar Year 2016 Target	Calendar Year 2016 Achievement	Actual STIP Score
Safety Performance (20% overall weighting)	3 Components:		Overall: 100%

High Potential Incidents (“HPI”) (40% weighting)	Achieve a 20% reduction in the HPI from 49 to 39	The HPI for 2016 is 9. Achieved a 77% reduction.

Total Injury Frequency - Maintenance (“TIF”) (40% weighting)	Achieve a 10% reduction in TIF performance from 3.27 to 2.94	In 2016, a total of 0 injury cases in the Maintenance division, resulting in a TIF of 0.00, exceeding the target reduction.

Supervisor Competency Evaluation (20% weighting)	Achieve completion of 90% of Field-level Supervision Evaluations	For 2016, the Company completed 96% of the Supervision Evaluations for front-line leaders.

Financial Performance (80% weighting)	The Corporation achieved $50M Consolidated EBITDA from continuing operations, equivalent to 106.8% of the Financial Performance Metric.		106.8%

Note that “EBITDA” is defined as net income before interest expense, income taxes, depreciation and amortization. “Consolidated EBITDA” is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income. Both EBITDA and Consolidated EBITDA are non-GAAP financial measures. See “Non-GAAP Financial Measures” in our Management Discussion & Analysis for the year ended December 31, 2016.

For the calendar year ended December 31, 2016, the Corporation disclosed specific financial targets concerning Bonus EBITDA to STIP eligible employees and provided quarterly progress updates to promote line of sight and better alignment with the Corporation’s financial objectives. The threshold for payment related to Bonus EBITDA was set at 75% of target. The term “Bonus EBITDA” refers to Consolidated EBITDA subject to certain adjustments. Please see below under “Short Term Incentive Plan” for a more complete description of Bonus EBITDA.

For details on the application of compensation against objectives, see section on “Short Term Incentive Plan” and “Analysis of Calendar Year 2016 Compensation Decisions Regarding NEOs”.

RISK MANAGEMENT

The Human Resources & Compensation Committee has considered the topic of risk as it relates to executive compensation. As part of its oversight of executive compensation and a desire to mitigate this risk, the Committee has taken the following actions:

•

Elected to make the majority of the targeted annual compensation of each NEO “at risk” by making it contingent on the achievement of pre-determined objectives or based on the appreciation of the Corporation’s share price over the mid to long term;

•	Regularly benchmark base, variable and total compensation against a peer group of organizations selected by the Committee as being relevant for compensation benchmarking purposes;

•

Structured short-term incentive plans with a balanced, diversified mix of performance measures, both financial and non-financial, each intended to improve different elements of the Corporation’s business;

•	Implemented a formal share ownership guideline for NEOs, which requires NEOs to hold a target dollar value of equity in the Corporation while employed in an executive position by the Corporation;

•	Implemented a vesting period of up to three years for RSUs and PSUs to align interests and efforts with those of shareholders over a long term;

•	Granted RSUs and PSUs annually, with varying vesting periods, to provide overlapping performance cycles that require sustained high levels of performance to achieve a consistent payout;

•

Provided strong oversight of the management of the Corporation’s compensation programs by using discretion in assessing performance under the executive compensation programs to adjust metrics or the payouts based on results, events and/or individual circumstances; and

•

Implemented a formal anti-hedging policy which prohibits employees, including executive officers, from short-selling or hedging securities of the Corporation, including a prohibition on purchasing financial instruments that are designed to hedge or offset a decrease in market value of securities granted as compensation or otherwise held directly or indirectly by the employee.

PERFORMANCE GRAPH AND TABLE

The following graph compares the percentage change in the cumulative NAEP Shareholder return for $100 invested in NAEP Common Shares at the closing price of $6.52 on the last trading day of December, 2011, with the total cumulative return of the S&P/TSX Composite Index (“S&P/TSX Index”) and the S&P/TSX Equal Weight Oil & Gas Index (“S&P/TSX Oil & Gas Index”) for the period from December 31, 2011 to December 31, 2016. On the last trading day of December, 2016, the NAEP Common Shares closed at $5.18 per NAEP Common Share on the TSX.

The following table shows the value of $100 invested in NAEP Common Shares on December 31, 2011 compared to $100 invested in the S&P/TSX Composite Index and $100 invested in the S&P/TSX Oil & Gas Index:

December 31,	2011	2012	2013	2014	2015	2016
NAEP (TSX)	100.00	50.92	95.09	56.44	37.88	79.45
S&P/TSX Index	100.00	104.00	113.94	122.39	108.82	127.88
S&P/TSX Oil & Gas Index	100.00	94.93	104.19	89.67	65.22	88.26

TRENDS BETWEEN NEO COMPENSATION AND TOTAL SHAREHOLDER RETURN

As described in the section “Executive Compensation Philosophy”, executive compensation is tied to the financial and safety performance of the Corporation, as well as market competitiveness. There is a level of correlation between STIP payouts and the price of the NAEP Common Shares, as Consolidated EBITDA is a key factor in determining the annual bonus. As well, there is a level of correlation between the DSU and LTIP awards, and the performance of NAEP Common Shares, as the Share Option, RSU, PSU and DSU plans are designed to reward based on the price of NAEP Common Shares.

The following graph displays the President and CEO’s target, realized and unrealized “at-risk” pay for the three years 2014, 2015 and 2016, ending December 31, 2016. The graph also indicates the Corporation’s total shareholder return (“TSR”) performance ranking in relation to its peer group for the same periods. NAEP believes this shows a link between variable pay and shareholder interest as described in our “Executive Compensation Philosophy”. The CEO’s realized pay is appropriate based on STIP performance (financial and safety achievements) and vested RSUs based on the fair market value of the share price at time of vesting. The unrealized portion of pay includes DSUs and unvested

RSUs and PSUs and is valuated based on the Corporation’s fair market value as at December 31, 2016 (DSUs and RSUs), as well as the TSR performance of NAEP in relation to its peer group for each applicable year (PSUs). The graph demonstrates that a larger portion of the President and CEO’s variable pay is tied to the Corporation’s mid and long-term success. The motivation of the NEO’s is the same as that of a shareholder – increased share price and TSR, as the amount of the unrealized pay will not be attained by the CEO if those performance factors are not met.

Note: “At-risk” pay, for the purpose of this graph, includes STIP and LTIP (DSUs, RSUs and PSUs).

STIP – for each relevant year, we compared STIP at “target”, based on employment agreement, against the actual amount paid for each applicable year. Excludes any portion allocated to DSUs. Refer to the DSU Value below.

DSU Value – for CY2014, we compared target DSU value at time of grant, based on employment agreement, against the number of DSUs held by the NEO for such grants, plus all reinvested dividends to December 31, 2016, multiplied by the fair market value as of December 31, 2015 ($5.25) to value the “unrealized” pay.

RSU Value – for each relevant year, we compared target RSU value at time of grant, based on employment agreement, against the number of unvested and outstanding RSUs held by the NEO for such grants, plus all reinvested dividends to December 31, 2016, multiplied by the fair market value as of December 31, 2016 ($5.25) to value the “unrealized” pay. The 2014 actual value includes the value of the 1st tranche of vested RSUs from the July 1, 2014 Grant, which matured on June 30, 2015, and were settled at a FMV of $3.04 and the 2nd tranche of vested RSUs from the July 1, 2014 Grant, which matured on June 30, 2016, and were settled at a FMV of $3.78; the 2015 actual value includes the value of the 1st tranche of vested RSUs from the July 1, 2015 Grant, which matured on June 30, 2016, and were settled at a FMV of $3.78.

PSU Value – for each relevant year, we compared target PSU value at time of grant, based on employment agreement, against the unvested and outstanding number of PSUs held by the NEO for such grants, plus all reinvested dividends to December 31, 2016, multiplied by the fair market value as of December 31, 2016 ($5.25), and applied the TSR performance factor based on percentile ranking relevant to the applicable peer group (61% for the July 2014 Grant; 200% for July 2015 Grant and 167% for the July 2016 Grant).

SHARE-BASED AND OPTIONS-BASED AWARDS

Up to and including the period of January, to June 30, 2014, share-based and options-based awards were granted to NEOs under the terms of the RSU Plan and Share Option Plan. The Human Resources & Compensation Committee approved a target annual LTIP grant value of 50% of base salary for the President and CEO and 40% of base salary for the other NEOs. To determine the number of units or options granted to each NEO at the time of grant, a calculation is performed using the fair value of the Corporation’s share price as at the grant date in relation to the targeted compensation value of the grant. For share options, the Corporation applies a discount to the fair value using the Black Scholes model to reflect the volatility of NAEP Common Shares and the expected life of the option. The Human Resources & Compensation Committee has discretion to award fewer share options than the formula suggests due to a high volatility of the share price. Previous grants are not a factor in determining new grants. Effective July 1, 2014, the Human Resources & Compensation Committee approved a target annual LTIP grant value of 150% of base salary for the President and CEO. Please refer to “Analysis of Calendar Year 2014 Compensation Decisions Regarding NEOs” found in our 2014 Notice of Meeting and Management Information Circular for further information.

COMPENSATION GOVERNANCE

The Human Resources & Compensation Committee of the Board of Directors is charged with the oversight and governance of the executive compensation programs of the Corporation. The Board has approved a Committee Charter which outlines the accountabilities of the Human Resources & Compensation Committee. These responsibilities include:

(a)	review and recommend to the Board for approval the Corporation’s general compensation philosophy, policies and guidelines;

(b)	review and recommend to the Board for approval annually the corporate goals and objectives relevant to the compensation of the President and CEO;

(c)

review and recommend to the Board for approval the compensation package for the CEO, including without limitation, base salary, annual incentive compensation, retirement, health and welfare benefits and perquisites;

(d)

review and approve the compensation package for the Executive Management of the Corporation, other than the CEO, including without limitation, base salaries, annual incentive compensation, retirement, health and welfare benefits and perquisites. In this Charter, “Executive Management” includes the CEO, the CFO, COO and the Vice-President(s);

(e)

review and recommend to the Board for approval the structure, implementation, participation, amendments or termination of all long-term incentive compensation programs, including but not limited to, the Share Option Plan, Deferred Share Unit Plan, Performance Share Unit Plan, and Restricted Share Unit Plan;

(f)	review and recommend to the Board for approval the compensation package for the Committee Chairs and other directors;

(g)	review and recommend to the Board for approval the recruitment, evaluation and succession plans for the CEO;

(h)	review and approve the recruitment, appointment, evaluation and succession plans for the Executive Management of the Corporation, other than the CEO;

(i)

retain, compensate, and terminate, as applicable, any independent compensation consultants or other consultants to advise and assist the Committee with respect to its responsibilities. The Committee will have sole authority to approve the consultant’s fees and the other terms and conditions of the consultant’s retention; and

(j)	undertake any other activity that may be reasonably necessary for the Committee to carry out its responsibilities as set out in this Charter.

HUMAN RESOURCES & COMPENSATION COMMITTEE COMPOSITION

The Human Resources & Compensation Committee is comprised entirely of independent Board members. This approach ensures that no conflict of interest exists between Committee members accountable for making executive compensation decisions. The members of the Human Resources & Compensation Committee are, as of February 14, 2017:

Name of Committee Member	Role on Committee	Direct Executive Compensation Experience
Jay W. Thornton	Chair

Currently serves as Chairman of the Human Resources & Compensation Committee for the Corporation since 2014.

Currently serves as Chairman of the Compensation Committee for PennWest Petroleum Ltd.

Served as Chairman of the Governance/Compensation Committee of Iskander Energy (a privately held Calgary based oil and gas company).

Direct experience managing compensation and human resources matters as a senior executive of Suncor Energy Inc. over previous 15 years.

William C. Oehmig	Member

Has served on the Corporation’s Human Resources & Compensation Committee since 2006.

Served on the Universal Fibers, Inc. compensation committee from 2008 to 2015.

Involved in analysis of compensation plans and human resources matter as chairman of the boards of Purina Mills, Exopack, Royster Clark, and Sterling Diagnostic Imaging and as chair of the board of trustee for The Baylor School.

Bryan D. Pinney	Member

Has served on the Corporation’s Human Resources & Compensation Committee since 2015.

Oversaw compensation programs as part of managing partner roles.

Involved in oversight of the compensation programs of various private companies, including being on the compensation committee of one.

Responsible for oversight of the CEO’s compensation at Mount Royal University as well as being on the human resources & compensation committees.

Recently consulted on executive compensation program for a construction company.

EXECUTIVE COMPENSATION RELATED FEES

The Human Resources & Compensation Committee and management periodically use the services of specialized and independent compensation consultants to assist in carrying out their duties with respect to executive compensation.

The consultants may be engaged to:

(i)	provide information and independent advice to assist in developing the appropriate total compensation philosophy and structure for the NEOs;

(ii)	assist management in the development of the various programs within our compensation framework;

(iii)	perform studies of the market comparator group to evaluate the Corporation’s total compensation programs;

(iv)	provide recommendations to the Human Resources & Compensation Committee such as appropriate compensation structure and composition of an appropriate peer group; and

(v)	provide custom reporting data based on peer group financial results.

Mercer (Canada) Limited (“Mercer”), an independent compensation consultant, has been retained by the Corporation to assist in determining compensation for executive management and directors. Mercer was first retained in 2012 on executive compensation matters. The following table sets out the fees paid to independent consultants retained by the Corporation during the calendar years ending December 31, 2016 and December 31, 2015:

Consultant	Fees Paid in CY2016 ($)	Fees Paid in CY2015 ($)	All Other Fees Paid ($)
Mercer (Canada) Limited	$12,903	$30,000	nil

Total Fees Paid	$12.903	$30,000	nil

COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

Despite the continued global economic downturn and the unanticipated costs incurred related to the Fort McMurray Wildfires, including site shutdowns and our decision to pay out a $0.5 million disaster relief payment to help our valuable site-based employees, the Corporation attained a positive financial performance for the calendar year ended December 31, 2016. The NEO’s drove the Corporation’s strategy to maintain its core workforce, seek work opportunities outside the oil sands, reducing cost of debt and continued cost-consciousness, which resulted in the following successes:

•	Achievement of a 106.8% of targeted Bonus EBITDA;

•	Signing of a five-year, Multiple Use Agreement for potential projects in the oil sands;

•	Successful completion of an earthworks project towards the construction of a tailings dam for a new client in Northern British Columbia; and

•	Ranked third in relation to our peer group in comparison of total shareholder return, as of December 31, 2016.

The bulk of the NEO compensation is in the form of “at-risk” pay which aligns with shareholder interests. The following charts outline our mix of annual, short-term and mid-to long-term “at-risk” pay for each level of NEO. There is a clear increase in “at-risk” pay to each higher level of NEO. In determining the appropriate blend, the Human Resources & Compensation Committee considers the following:

•	The NEO’s ability to affect results over the longer term;

•	Market practices, including the total compensation for similar positions in our peer group;

•	Regulatory requirements to defer incentives; and

•	Corporate share-ownership guidelines for NEOs.

Following is a summary of the various compensation programs applicable to NEOs and the payments generated under each during the calendar year ended December 31, 2016.

Base Salary

Base salaries for the NEOs are reviewed and approved each year by the Human Resources & Compensation Committee with adjustments typically effective July 1st. The Committee may make adjustments to an executive’s salary as a result of any change in the executive’s duties and responsibilities and based on the performance and contribution of the executive, both on an individual basis and on the performance of the executive’s business unit or division during the previous calendar year. In reviewing the base salaries of the Corporation’s executives, the Human Resources & Compensation Committee also considers comparator group compensation, internal pay relationships, total direct target compensation, total employee cost and the pay position of each executive in the market.

The following table sets out the base salaries as at December 31, 2016:

NEO	December 31, 2016 Base Salary ($)	December 31, 2015 Base Salary ($)	% change
Martin R. Ferron	625,000	625,000	0.0%
Joseph C. Lambert	318,484	318,484	0.0%
Barry W. Palmer	299,000	299,000	0.0%
Robert J. Butler	230,000	230,000	0.0%

Short-Term Incentive Plan (“STIP”)

Our STIP for executive management is described above in “Executive Compensation Components”. It is the primary vehicle the Corporation uses to reward executives for their contributions to strong financial and operational performance in a particular year. The purpose of the STIP is to motivate executives to help the Corporation achieve its financial goals and to reward them to the extent that goals are achieved. All senior managers, including the NEO’s, participate in the STIP.

The key STIP metric for the NEOs is Consolidated EBITDA because it measures profitability, which the Corporation believes is a good indicator of overall corporate performance. The Human Resources & Compensation Committee may make recommendations to the Board regarding adjustments to Consolidated EBITDA, thus defining Bonus EBITDA, to eliminate factors not considered to be related to the performance of management. The Bonus EBITDA is the funding mechanism for the STIP and a Bonus EBITDA threshold, determined annually based on EBITDA targets, must be met before any payout could occur. The secondary STIP metric is safety. The factors that make up the safety metrics may change from year to year. For the calendar year ending December 31, 2016, the STIP used three safety measures:

•	High Potential Incidents (HPI), which measures unplanned events, cardinal rule violations or any near-miss that has the potential severity to cause permanent disability of death;

•

Total Injury Frequency (TIF) (Maintenance Division) measured by the number of work-related injuries which occur in the normal course of business and includes Fatalities, Lost Time Injuries, Restricted Work Cases, Medical Treatment Cases and First Aid Injuries; and

•

Supervision Competency Evaluations identify and evaluate specific safety and technical leadership knowledge, skills and behaviours required by front-line supervision to perform tasks specific to their job, as defined by certain systems and processes within company programs used to manage the project and worksite safety.

The HPI and TIF are standard industry safety metrics, and when combined with the third metric of evaluating front-line supervision, these safety targets and initiatives work towards reducing high-potential incidents, decreasing workplace injuries and building a competent leadership team. These targets are selected because they have a large impact on the Corporation’s ability to secure work, align with the Corporation’s objective of placing an extremely high degree of focus on health and safety, and are in line with our customer’s measurement standards.

Together, Consolidated EBITDA and the safety metric results generate the Bonus EBITDA, comprising 80% of EBITDA performance and 20% safety performance.

The Board approves both the Bonus EBITDA and safety targets each year. Both targets are designed to be challenging. For the calendar year ending December 31, 2016, the Board approved the Bonus EBITDA target after having taken into account the results of the 2015 calendar year, the budget and business plans prepared. The Board also approved safety targets for the calendar year ending December 31, 2016, taking into consideration the results and areas of focus from the 2015 calendar year.

The Bonus EBITDA results for the calendar year ended December 31, 2016, were 106.8% of the target set by the Board. The consolidated safety results for the same period were 100%; resulting in the STIP pool for the calendar year 2016 being funded by both robust financial and safety results, thereby generating 105.5% of target into the pool for NEOs.

For CY2016, the CEO’s STIP comprises 80% corporate performance and 20% individual performance. For the other NEO’s, the STIP comprises 50% corporate performance as described above and 50% individual performance. Incentive opportunities for STIP participants at different levels within our organization are set as a percentage of each individual’s base salary. The target incentive opportunity for the CEO is 100% of base salary and 75% of base salary for all the other NEOs. The payouts for the NEOs range from zero to a maximum of 200% of target bonus, depending on the Corporation’s performance relative to the Bonus EBITDA target, safety target, and the executive’s individual performance.

The Human Resources & Compensation Committee recommends the STIP award for the CEO on the basis of the Corporation’s Bonus EBITDA and safety performance and on the achievement of the CEO’s individual targets. The Board approves the CEO’s STIP award. The Committee approves the STIP awards for other NEOs, on the recommendation of the CEO, based on the same criteria.

The following table sets forth the STIP target, maximum STIP award for the calendar year ended December 31, 2016, and actual STIP award for each NEO.

NEO	CY2016 STIP Target as Percentage of Base Salary (%)	STIP Target ($) (a)	Maximum STIP Award ($) (b)	CY2016 STIP Award ($)
Martin R. Ferron	100%	625,000	1,250,000	659,149
Joseph C. Lambert	75%	238,863	477,726	262,121
Barry W. Palmer	75%	224,250	448,500	236,503
Robert J. Butler	75%	172,500	238,391	181,925

(a)

STIP Target is determined as follows: Base Salary from January 1, 2016 to December 31, 2016, multiplied by CY2016 STIP Target Percentage. This calculation takes into consideration base salary changes made part way through the calendar year and the number of eligible calendar days in the period.

(b)

The Maximum STIP Award is based on two times (2x) the base salary earned for the period, with the exception of Mr. Butler, whose maximum is one and one-half times (1.5x) the base salary earned for the period.

Long-Term Incentive Plan (“LTIP”)

The purpose of the Corporation’s equity-based LTIP is to motivate executives to achieve sustained mid-term and long-term performance, which will increase the value of the Corporation over the long term and generate sustained returns for shareholders. Under the LTIP, incentives are awarded to executives in the form of Performance Share Units (PSUs), with the value linked to the total shareholder return in relation to that of the Corporation’s peer group mentioned earlier, and Restricted Share Units (RSUs), the value of which is directly linked to share price. Share Options, which were previously awarded under the LTIP, were replaced by PSUs in 2014, though only the CEO received a PSU grant in 2014. The NEOs received the annual PSU and RSU grants in July 2016.

The performance metric of total shareholder return in relation to the comparator group has the performance targets as indicated below, which determine the percentage payout upon analysis of results:

PSU Performance Payout Chart

NAEP TSR Percentile Rank as compared to the Comparator Group	% of TSR Target Earned
At or above 90th Percentile (Maximum)	200%
75th Percentile (Stretch)	150%
50th Percentile (Target)	100%
25th Percentile (Threshold)	25%

The annual target LTIP value for the CEO is 150% of base salary. The COO and VP, Heavy Construction and Mining have an annual target LTIP value of 65% of base salary. The VP, Finance has an annual target LTIP value of 50% of base salary. All NEOs annual LTIP is granted in the form of 60% PSUs and 40% in the form of RSUs.

NEO	Annual LTIP Value at Target (% of base salary)	% as PSUs	% as RSUs	% as Share Options
Martin R. Ferron	150	60	40	nil
Joseph C. Lambert	65	60	40	nil
Barry W. Palmer	65	60	40	nil
Robert J. Butler	50	60	40	nil

Restricted Share Unit Plan at a glance:

Participants	Management Employees active on the grant date.

Vesting	“Cliff-vest” three calendar years from the date of grant.

Performance Cycle	Three calendar years from the grant date.

Performance Measure	The settlement is based on the fair market value of a common share as of the maturity date.

Settlement Timing	Settled within 90 days following RSU Maturity Date, and in any event no later than December 31 of the calendar year in which the Maturity Date occurs.

Change of control	Become earned. See below for greater details.

Termination	Become forfeited. See below for greater details.

Performance Restricted Share Unit Plan at a glance:

Participants	Management Employees active on the grant date.

Vesting	“Cliff-vest” three calendar years from the date of grant.

Performance Cycle	Three calendar years from the grant date.

Performance Measure	The settlement is based on the Total Shareholder Return over a three-year period, relative to the Corporation’s comparator group.

Settlement Opportunity	Participants may receive 0% to 200% of their target grant, based on Performance Measures.

Settlement Timing	Settled within 90 days following PSU Maturity Date, and in any event no later than December 31 of the calendar year in which the Maturity Date occurs.

Change of control	Become earned. See below for greater details.

Termination	Become forfeited. See below for greater details.

The RSU Plan is part of the Corporation’s Long-Term Incentive Plan. Under the RSU Plan, an RSU and/or a PSU is a right granted to a participant to receive a cash payment equivalent to the fair market value of a Common Share of the Corporation, or at the discretion of the Corporation, a number of NAEP Common Shares purchased on the open market, as of the maturity date. Certain RSUs granted to the CEO vest over a three-year period, one-third on each anniversary of the grant date. All other RSUs “cliff-vest” on the third anniversary of the grant date. Subject to performance criteria, all PSUs “cliff-vest” on the third anniversary of their grant date. If any dividends are paid on the NAEP Common shares, additional RSUs or PSUs will be credited to the participant to reflect such dividends. The RSU plan provides that, in the event of termination of a participant (with or without cause), all RSUs and PSUs that are not earned RSUs are immediately forfeited, unless otherwise permitted under a participant’s employment agreement. In the event of retirement or disability of a participant, all earned RSUs will be redeemed within 30 days of the maturity date. Any RSUs which have not completed their prescribed term (credited RSUs) will continue to be eligible to become earned RSUs as if the participant was still employed by the Corporation. On the death of a participant, all credited RSUs or PSUs will be deemed earned and will be redeemed within 90 days of the date of the participant’s death, or in the case of PSUs, shall be settled following receipt of the results required to measure the performance criteria (refer to the PSU Performance Payout Chart contained in this document). Rights respecting RSUs and PSUs are not transferable or assignable other than by will or the laws of descent and distribution.

In June 2010, the Board approved amendments to the RSU plan in the event of a Change of Control to provide a retention vehicle at a time of employment uncertainty. The amendments provide that 100% of the outstanding RSUs that are not earned RSUs held in the participant’s RSU Account on the date the Change of Control transaction is completed will be deemed to be earned RSUs. The value of the Earned RSUs will be fixed at the date of the Change in Control and final payment deferred until the end of the maximum term (3 years) of the RSU or PSU. Termination provisions in the amendments provide that within 24 months following the Change of Control, if the participant’s employment is terminated by the Participant for any reason other than death, disability, qualified retirement or good reason as defined in the plan, all earned RSUs will be immediately forfeited, unless otherwise permitted under a participant’s employment agreement. In the case of a termination without cause, within 36 months following a Change of Control, all earned RSUs will be paid out.

The Board may amend, suspend or terminate the RSU Plan or any portion thereof at any time. However, no amendment, suspension or termination may materially adversely affect any RSUs or

PSUs, or any rights pursuant thereto, granted previously to any participant without the consent of that participant.

The following table outlines the total LTIP awards for the NEOs for the calendar year ended December 31, 2016:

NEO	LTIP Target as Percentage of Base Salary (%) (a)	RSUs Granted July 1, 2016	PSUs Granted July 1, 2016	Share Options Granted (b)
Martin R. Ferron	150	99,207	148,810	nil
Joseph C. Lambert	65	21,907	32,860	nil
Barry W. Palmer	65	20,567	30,850	nil
Robert J. Butler	50	12,170	18,254	nil

(a)	LTIP awards were delivered to all NEOs through RSUs and PSUs in July 2016.

(b)	Share Option awards were replaced with PSUs.

Retirement Arrangements

The Corporation does not have a pension plan. For the calendar year ended December 31, 2016, the total amount the Corporation set aside for pension, retirement and similar benefits for the NEOs was $73,199, consisting of employer matching contributions to the executive officers’ Registered Retirement Savings Plans and Non-Registered Savings Plans.

Benefits Plans

The Corporation provides the NEOs with health, dental, disability and insurance coverage through benefit plans paid for by the Corporation.

Perquisites

NEOs receive a limited number of perquisites that are consistent with market practice for individuals at this level. These include a vehicle allowance, reimbursement for annual dues at a local health or sports club, an annual medical examination and a discretionary health care spending account.

ANALYSIS OF CALENDAR YEAR 2016 COMPENSATION DECISIONS REGARDING NEOS

The following outlines the rationale behind key compensation decisions for each of the NEOs for calendar year 2016.

Martin R. Ferron

Since July 2013, Mr. Ferron’s base salary has remained at an annual rate of $625,000 and will remain so through to 2017. Mr. Ferron’s total direct compensation at target is comprised of 71% of ‘variable pay at risk’, with 60% of Mr. Ferron’s LTIP compensation having performance criteria of total shareholder return.

Under the STIP, Mr. Ferron’s annual incentive award is based on corporate results and individual achievements. As outlined above, the corporation achieved 106.8% of the Bonus EBITDA target and achieved 100% of the safety target. In addition to these results, Mr. Ferron’s individual goal achievements included execution of board-approved strategic initiatives, provision of a formal plan for succession of all senior officers and securing certain defined percentages of available work from key clients. Together, these achievements resulted in an STIP payout at 105.5% of target for Mr. Ferron, which resulted in an STIP award of $659,149 for the calendar year ended December 31, 2016.

Under the LTIP, Mr. Ferron was awarded RSUs and PSUs as follows:

LTIP Component	Number of Units	Grant Date Value ($)
RSUs (a)	99,207	375,002
PSUs (b)	148,810	562,502

Total	248,017	937,504

(a)	Value of RSUs is based on 40% of the President and CEO’s LTIP Award at the time of grant, divided by the fair market value of NOA shares on the July 1, 2016 grant date ($3.78).

(b)	Value of PSUs is based on 60% of the President and CEO’s LTIP Award at the time of grant, divided by the fair market value of NOA shares on the July 1, 2016 grant date ($3.78).

Joseph C. Lambert

Mr. Lambert’s base salary has remained at an annual rate of $318,484 since July 2013. No increase was implemented in 2016 due to market conditions.

Under the STIP, Mr. Lambert’s incentive award is based on corporate results and individual achievements. As outlined above, the Corporation achieved 106.8% of the Bonus EBITDA target and achieved 100% of the Safety target. His individual goal achievements included achieving net recovery of maintenance costs, increasing infrastructure bid opportunities and meeting Capital Expenditure budget based on forecasted revenue. Together, these achievements resulted in an STIP payout at 109.7% of target for Mr. Lambert, which resulted in an STIP award of $262,121 for calendar year ended December 31, 2016.

Under the LTIP, Mr. Lambert was awarded RSUs and PSUs as follows:

LTIP Component	Number of Units	Grant Date Value ($)
RSUs (a)	21,907	82,808
PSUs (b)	32,860	124,211

Total	54,767	207,019

(a)	Value of RSUs is based on 40% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of NOA shares on the July 1, 2016 grant date ($3.78).

(b)	Value of PSUs is based on 60% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of NOA shares on the July 1, 2016 grant date ($3.78).

Barry W. Palmer

Mr. Palmer’s base salary has remained at an annual rate of $299,000 since July 2013. No increase was implemented in 2016, given market conditions.

Under the STIP, Mr. Palmer’s incentive award is based on corporate results and individual achievements. As outlined above, the corporation achieved 106.8% of the Bonus EBITDA target and achieved 100% of the safety target. His individual goal achievements included improving overall job margins, reducing indirect job costs, increasing equipment recovery costs and reducing equipment damage. Together, these achievements resulted in an STIP payout at 105.5% of target for Mr. Palmer, which resulted in an STIP award of $236,503 for the calendar year ended December 31, 2016.

Under the LTIP, Mr. Palmer was awarded RSUs and PSUs as follows:

LTIP Component	Number of Units	Grant Date Value ($)
RSUs (a)	20,567	77,743
PSUs (b)	30,850	116,613

Total	51,417	194,356

(a)	Value of RSUs is based on 40% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of NOA shares on the July 1, 2016 grant date ($3.78).

(b)	Value of PSUs is based on 60% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of NOA shares on the July 1, 2016 grant date ($3.78).

Robert J. Butler

Mr. Butler’s base salary has remained at an annual rate of $230,000 since April 2015, due to his promotion to Vice President, Finance. No increase was implemented in 2016, given market conditions.

Under the STIP, Mr. Butler’s incentive award is based on corporate results and individual achievements. As outlined above, the corporation achieved 106.8% of the Bonus EBITDA target and achieved 100% of the safety target. His individual goal achievements included reducing the corporation’s cost of debt, decreasing certain departmental costs by 10% and successfully managing a multi-year tax audit with no significant audit findings. Achievement of these goals resulted in an STIP payout at 105.5% of target for Mr. Butler, which resulted in an STIP award of $181,925 for the calendar year ended December 31, 2016.

Under the LTIP, Mr. Butler was awarded RSUs and PSUs as follows:

LTIP Component	Number of Units	Grant Date Value ($)
RSUs (a)	12,170	46,003
PSUs (b)	18,254	69,000

Total	30,424	115,003

(a)	Value of RSUs is based on 40% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of NOA shares on the July 1, 2016 grant date ($3.78).

(b)	Value of PSUs is based on 60% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of NOA shares on the July 1, 2016 grant date ($3.78).

SUMMARY COMPENSATION TABLE

The following table sets forth the annual compensation for the calendar year ended December 31, 2016, paid to, or earned by, the NEOs. In addition to the information required to be disclosed in the Summary Compensation Table under applicable securities laws, the following table includes the compensation value of Option awards as of the end of the calendar year and a total dollar value of compensation received. The value of share-based awards is based on the 5-day volume weighted average price of the NAEP Common Shares for the five trading days preceding the date of the grant on the exchange (TSX of NYSE) that had the highest trading volume is such period (converted to Canadian dollars if necessary).

Non-Equity Incentive Plan Compensation
Name and Principal Position	Year		Salary Earned ($) (a)	Share- based Awards ($) (b)	Option- based Awards ($) (c)	Annual Incentive Plan (STIP) ($) (d)	Long- term Incentive Plans	Group RRSP ($)	All other Compensation ($) (e)	Total Compensation
Martin R. Ferron President and Chief Executive Officer (Appointed June 7, 2012)	CY2016 CY2015 CY2014		625,000 625,000 625,000	937,504 937,630 1,367,344	nil nil nil	659,149 482,858 312,500	N/A N/A N/A	31,250 31,250 31,250	(e) (e) (e)	2,252,903 2,076,738 2,336,094
Joseph C. Lambert Chief Operating Officer (Appointed September 27, 2010)	CY2016 CY2015 CY2014		318,484 318,484 318,484	207,019 133,786 217,583	nil nil nil	262,121 246,052 139,895	N/A N/A N/A	15,924 15,924 15,924	(e) (e) (e)	803,548 714,246 691,887
Barry W. Palmer Vice President, Heavy Construction and Mining Operations (Appointed December 15, 2011)	CY2016 CY2015 CY2014		299,000 299,000 299,000	194,356 125,599 204,273	nil nil nil	236,503 230,999 131,337	N/A N/A N/A	14,950 14,950 14,950	(e) (e) (e)	744,809 670,548 649,560
Robert J. Butler Vice President, Finance (Appointed April 1, 2015)	CY2016 CY2015 CY2014	(f) (g)	230,000 222,699 198,866	115,003 96,615 30,126	nil nil nil	181,925 137,703 146,772	N/A N/A N/A	11,074 11,135 9,943	(e) (e) (e)	538,002 468,152 385,707

(a)

Salary Earned for CY2016 reflects base salary for the period January to December, 2016. Salary Earned for CY2015 reflects base salary for the period January to December, 2015. Salary Earned for CY2014 reflects base salary for the period January to December, 2014.

(b)

CY2016 reflects the July 1, 2016 RSU and PSU grant value for all NEOs. CY2015 reflects the July 1, 2015 RSU and PSU grant value for all NEOs. CY2014 reflects the RSU value of the April 1, 2014 RSU grant for all NEOs and the RSU and PSU value of the July 1, 2014 RSU and PSU grant for Mr. Ferron. CY2014 also reflects the DSU value of the STIP award granted February 17, 2015, representing the CY2014 STIP (No DSUs were granted to Mr. Butler for this reporting period).

(c)	No Option-based Awards were granted in CY2016, CY2015 or CY2014.

(d)

Reflects the cash compensation (non-equity portion) of the STIP payment made to each Executive for the applicable reporting period. For CY2014, the amount reflects the portion of the STIP the NEO elected to have delivered in the form of a cash award, with the exception of Mr. Butler, who was not an NEO during those respective periods.

(e)	The amount of other annual compensation does not exceed the lesser of $50,000 or 10% of the NEOs total salary for the fiscal year.

(f)	A portion of Mr. Butler’s CY2016 earnings did not earn Group RRSP contributions.

(g)	CY2014 for Mr. Butler includes a 10% premium on 50% of the STIP for payment deferral.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes the number and value of outstanding share-based awards for each of the NEOs for the calendar year ended 2016.

Share-based Awards
NEO	Number of Securities that have Not Vested (a)	Market or Payout Value of Securities that have Not Vested (b)	Number of Securities that have Vested (c)	Market or Payout Value of vested share-based awards not paid out or distributed (d)
Martin R. Ferron	636,825	4,748,341	116,718	612,767
Joseph C. Lambert	110,051	821,405	63,582	333,804
Barry W. Palmer	103,318	771,150	59,800	313,948
Robert J. Butler	68,115	514,093	nil	nil

(a)	Represents RSUs, PSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted, but unearned as at December 31, 2016.

(b)

Value is the fair market value as of December 31, 2016, which was $5.25. Regarding PSUs, the TSR performance factor based on percentile ranking relevant to the peer group is then applied (61% for the July 2014 Grant; 200% for July 2015 Grant and 167% for the July 2016 Grant, respectively).

(c)	Represents DSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted to December 31, 2016 with the exception of Mr. Butler, who does not have any DSUs.

(d)	Value is the fair market value as of December 31, 2016, which was $5.25. Any vested RSUs, PSUs and earned reinvested dividends, were paid out prior to December 31, 2016.

Option-Based Awards

The Share Option Plan was approved by the Corporation’s shareholders on November 3, 2006 and became effective on November 28, 2006. The Share Option Plan is administered by the Human Resources & Compensation Committee. Option grants under the Share Option Plan may be made to the Corporation’s directors, officers, employees and consultants selected by the Committee. The Share Option Plan provides for the discretionary grant of options to purchase NAEP Common Shares. Options granted under the Share Option Plan are evidenced by an agreement, specifying the vesting, exercise price and expiration of such options, which terms are determined for each optionee by the Committee.

Options to be granted under the Share Option Plan will have an exercise price of not less than the previous 5 day volume weighted average trading price of NAEP Common Shares on the Toronto Stock Exchange or the New York Stock Exchange, converted to Canadian dollars.

The Share Option Plan provides that up to 10% of the issued and outstanding NAEP Common Shares from time to time may be reserved for issuance or issued from treasury and also provides that the maximum number of NAEP Common Shares issuable to insiders under the Share Option Plan (and any other security based compensation arrangements of the Corporation) is 10% of the issued and outstanding NAEP Common Shares. The maximum number of NAEP Common Shares issuable to insiders, at any time, pursuant to the Share Option Plan and any other security based compensation arrangements of the Corporation is 10% of the outstanding NAEP Common Shares on a non-diluted basis immediately prior to the proposed option to purchase. The maximum number of NAEP Common Shares issuable to insiders, within any one year period, pursuant to the Share Option Plan and any other security based compensation arrangements of the Corporation is 10% of the outstanding NAEP Common Shares on a non-diluted basis immediately prior to the proposed option to purchase.

As of December 31, 2016, there were 30,518,907 NAEP Common Shares outstanding, therefore providing for a current maximum of 3,051,890 NAEP Common Shares reserved for issuance under the Share Option Plan. As at December 31, 2016, the Corporation had 1,176,080 options to purchase NAEP Common Shares outstanding, leaving unallocated options to purchase an aggregate of 1,875,810 NAEP Common Shares available for future option grants at that date.

Options may not be exercised prior to the first anniversary of the date of the grant. The vesting of options is otherwise determined on the grant of the option. Generally, options vest over a five-year period at a rate of 20% per year and expire at the end of 10 years. Each option has a term of no less than five and not more than 10 years.

The Share Option Plan provides that, in the event of the termination (with or without cause) of an optionee, the options held by an optionee cease to be exercisable 30 days after the termination, subject to adjustment by the Human Resources & Compensation Committee. For qualified retirees (age 55 or over and as approved by the Human Resources & Compensation Committee), vested options continue to be exercisable for the balance of the exercise period applicable to the option.

The Corporation does not provide financial assistance to participants under the Share Option Plan to facilitate the purchase of securities under the Share Option Plan. Options granted under the Share Option Plan are not transferable by an optionee, except by an optionee’s will or by the laws of descent and distribution. During the lifetime of an optionee, the options are exercisable by only him or her (or, in the case of the optionee’s disability, by his or her legal representative(s), if applicable). If an optionee dies, the options held by such optionee may be exercised by the legal representative of the deceased optionee. Such options cease to be exercisable on such date that is the earlier of: (a) 365 days after the optionee’s death, and (b) the expiry date set out in the deceased optionee’s option agreement. Notwithstanding the foregoing, the Share Option Plan allows the expiry date to be extended by determination of the Human Resources & Compensation Committee or as permitted under the option agreement. If the expiry date falls within or immediately after a blackout period or a lock-up period, the expiry date would be automatically extended for five business days after the blackout period or lock-up period.

The Share Option Plan provides that subject to receipt of shareholder and regulatory approval, the Board of Directors may make certain specified amendments to the Share Option Plan, including (i) any amendment to the number of securities issuable under the Share Option Plan, (ii) any changes in the participants in the plan that have the potential of broadening or increasing insider participation, (iii) the introduction of, or amendments to, any form of financial assistance and (iv) any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to eligible participants, especially to participants who are insiders. The Share Option Plan authorizes the Board of Directors to make other amendments to the plan, subject only to regulatory approval (i.e. without shareholder approval, unless specifically required by applicable law), including (i) amendments of a “housekeeping” nature (i.e. amendments for the purpose of curing any ambiguity, error or omission in the Share Option Plan, or to comply with applicable law or the requirements of any stock exchange on which the NAEP Common Shares are listed), (ii) any changes to the vesting provisions, (iii) any changes in the termination provisions of an option or of the Share Option Plan which does not entail an extension beyond the original expiry date, (iv) a discontinuance of the Share Option Plan and (v) the addition of provisions relating to phantom share units, such as restricted share units and deferred share units, which result in participants receiving cash payments, and the terms governing such features. The following table summarizes the number and value of outstanding option-based awards for each of the NEOs for the calendar year ended 2016. Share Options were previously awarded under the LTIP, but were replaced by PSUs in 2014. The information provided does reflect an alignment with the Corporations pay for performance philosophy, in that the NEOs will earn value on their options as the share price increases.

NEO	Unexercised Options (including those unvested)	Option Exercise Price	Option Expiry Date	Value of Unexercised In-the-Money Options Which Have Vested (a)	Value of Unexercised In-the-Money Options Which Have Not Yet Vested (a)
Martin R. Ferron	400,000	$2.79	June 15, 2022	$597,500	$358,500
	41,900	$5.91	December 18, 2023	nil	nil

	441,900
Joseph C. Lambert	50,000	$16.46	April 15, 2018	nil	nil
	9,200	$9.33	February 8, 2020	nil	nil
	30,000	$8.58	September 22, 2020	nil	nil
	9,400	$10.13	December 13, 2020	nil	nil
	14,600	$6.56	November 30, 2021	nil	nil
	14,000	$2.75	September 19, 2022	nil	$34,020
	17,100	$5.91	December 18, 2023	nil	nil

	144,300
Barry W. Palmer	5,100	$9.33	February 8, 2020	nil	nil
	6,500	$10.13	December 13, 2020	nil	nil
	9,900	$6.56	November 30, 2021	nil	nil
	40,000	$4.90	April 1, 2022	$8,960	$2,240
	40,000	$2.75	September 19, 2022	$72,900	$24,300
	16,000	$5.91	December 18, 2023	nil	nil

	117,500
Robert J. Butler	4,800	$3.69	December 4, 2018	$7,152	nil
	5,300	$9.33	February 8, 2020	nil	nil
	4,500	$10.13	December 13, 2020	nil	nil
	6,800	$6.56	November 30, 2021	nil	nil
	25,000	$2.75	September 19, 2022	$48,600	$12,150
	7,800	$5.91	December 18, 2023	nil	nil

	54,200

(a)

Value of the amounts is calculated based on the December 30, 2016 closing price of the NAEP Common Shares on the Toronto Stock Exchange ($5.18), less the option exercise price, multiplied by the number of option-based awards outstanding as of December 31, 2016.

Securities Authorized for Issuance Under Equity Compensation Plan

The following table sets forth the number of securities remaining available for future issuance under the Corporation’s equity incentive plans.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Figure in column (a) as a percentage of issued and outstanding NAEP Common Shares	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (i)	Figure in column (d) as a percentage of issued and outstanding NAEP Common Shares
Plan Category	(a)	(b)	(c)	(d)	(e)
Equity compensation plans approved by security holders	1,176,080	3.85%	5.56	1,875,811	6.15%
Equity compensation plans not approved by security holders	N/A	N/A	N/A	N/A	N/A
Total	1,176,080	3.85%	5.56	1,875,811	6.15%

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based and share-based awards of the NEOs that vested, as well as the value of non-equity incentive plan compensation that the NEOs earned, during the calendar year ended December 31, 2016:

NEO	Option-Based Awards – Value Vested During the Year ($) (a)	Share-Based Awards – Value Vested During the Year ($) (b) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Martin R. Ferron	358,500	144,433	nil
Joseph C. Lambert	34,020	39,893	nil
Barry W. Palmer	26,540	38,094	nil
Robert J. Butler	12,150	16,318	nil

(a)

Calculated as the number of option-based awards that vested during the calendar year ending December 31, 2016, multiplied by the difference between the exercise price and the closing share price on the Toronto Stock Exchange on December 30, 2016 ($5.18), as though that is the date the options were exercised.

(b)

Includes the value of reinvested dividends earned on DSUs during the calendar year ended December 31, 2016, multiplied by their fair market value on the record date, for all NEOs, with the exception of Mr. Butler, who does not have any DSUs.

(c)

Shared-Based Awards – Calculated as the number of RSUs that matured during the calendar year ending December 31, 2016, multiplied by the fair market value on the maturity date (FMV) and represents the cash and equity settlement of the RSUs granted April 1, 2013 (FMV $2.58), plus reinvested dividends.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination and change of control benefit amounts are summarized in the following chart, and thereafter the specific arrangements contained in each employment agreement are outlined for each NEO.

In the event of a change in control all RSUs are deemed to be earned and the maturity date is the date the change of control is completed; in the case of Share Options all outstanding options become exercisable.

In the event of termination all RSUs other than earned RSUs are forfeited and all earned RSUs are redeemed and settled; in the case of Share Options all options cease to become exercisable 30 days after the termination date.

Termination

	RSU Plan		DSU Plan	Share Option Plan	Retiring Allowance
NEO	RSU Value ($) (a)	PSU Value ($) (a) (b) (c) (d)	DSU Value ($) (b)	Share Option Value ($) (e) (f) (g)	Salary (Factored) ($)	Annual Base Salary (Factor)	STIP ($)		Total ($)
Martin R. Ferron (c)	1,524,992	3,577,767	612,767	956,000	625,000	1x	562,500	90% of Target	7,859,026
Joseph C. Lambert	34,875	nil	333,804	nil	477,726	1.25x	214,977	90% of Target	1,061,383
Barry W. Palmer	33,372	nil	313,948	81,860	448,500	1.5x	201,825	90% of Target	1,079,504
Robert J. Butler	16,318	nil	nil	55,752	345,000	1.5x	nil	nil	417,070

Information above as of December 31, 2016

(a)	Value of RSU grants earned in the calendar year ending December 31, 2016 and settled.

(b)

Value is the fair market value as of December 31, 2016, which was $5.25, as though the earned units were settled on that date. Note that, while DSUs are payable upon termination, they have not been fully earned at the time of issuance. Termination does not trigger the vesting of DSUs.

(c)	In the case of Termination, all RSUs and PSUs granted to Mr. Ferron are deemed to be earned. All unearned RSUs and PSUs for other NEOs are forfeited.

(d)

The TSR performance factor based on percentile ranking relevant to the peer group is then applied (61% for the July 2014 Grant; 200% for the July 2015 Grant and 167% for the July 2016 Grant, respectively).

(e)	All vested share options become exercisable for 30 days. Regarding Mr. Ferron, refer to (f).

(f)	Regarding termination, Martin Ferron’s unvested options will accelerate and vest as of the termination date, which is December 31, 2016

(g)

Value is the December 30, 2016 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $5.18, less the option exercise price multiplied by the number of outstanding option-based awards as of December 31, 2016, as though the options were exercised.

Change in Control

NEO	RSU Plan		DSU Plan	Share Option Plan	Retiring Allowance		Total ($)
	RSU Value ($) (a) (b)	PSU Value ($) (a) (b) (c)	DSU Value ($) (b)	Share Option Value ($) (d) (e)	Salary ($) (f)	STIP (g)
Martin R. Ferron	1,170,577	3,577,767	612,767	956,000	1,250,000	1,125,000	8,692,111
Joseph C. Lambert	276,633	544,771	333,804	34,020	nil	nil	1,189,228
Barry W. Palmer	259,712	511,438	313,948	108,400	nil	nil	1,193,498
Robert J. Butler	169,176	344,916	nil	67,902	nil	nil	581,994

Information above as of December 31, 2016

(a)	All unearned RSU and PSU grants and reinvested dividends (rounded to the nearest whole number) are considered earned or matured.

(b)	Value is the fair market value as of December 31, 2016, which was $5.25, as though the earned units were settled on that date.

(c)

The TSR performance factor based on percentile ranking relevant to the peer group is then applied (61% for the July 2014 Grant; 200% for the July 2015 Grant and 167% for the July 2016 Grant, respectively).

(d)	All outstanding share options become exercisable.

(e)

Value is the December 30, 2016 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $5.18, less the option exercise price multiplied by the number of outstanding option-based awards as of December 31, 2016, as though the options were exercised.

(f)	In the case of Change of Control, Mr. Ferron is eligible for 2x his annual base salary.

(g)

In the case of Change of Control, Martin Ferron’s STIP portion of the Retiring Allowance is equal to 2x ninety percent of the STIP target for the fiscal year in which the Termination Date occurs. If the termination occurs prior to the payout of the STIP for the completed fiscal year, Mr. Ferron shall receive any earned STIP for the prior fiscal year. If termination occurs after Q1, Mr. Ferron earns a pro-rated STIP amount based on ninety percent of the target STIP.

The Corporation has entered into employment agreements with each of the NEOs, with the exception of Mr. Butler. Except for Mr. Ferron, none of the Corporation’s employment agreements with its NEOs entitles such executives to receive any payments in the event of a change in control of the Corporation. The termination arrangements contained in each employment agreement are outlined for each NEO as follows.

Martin R. Ferron

In accordance with the provisions of Mr. Ferron’s amended and restated executive employment agreement effective June 26, 2014, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If his employment is terminated by the Corporation without cause, he will receive a payment equal to one times his annual base salary, which equates to $625,000 as of December 31, 2016. In addition, if his employment is terminated by the Corporation without cause, Mr. Ferron is entitled to an additional payment equal to 90% of the amount of his target STIP Award under the STIP for the then-current fiscal year, pro-rated to the date of termination, which equates to a maximum of $562,500 as of December 31, 2016. Mr. Ferron is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Ferron’s employment agreement is dependent on Mr. Ferron’s compliance with such non-competition and confidentiality agreements. In the event of a change of control, Mr. Ferron’s executive employment contract calls for a retiring allowance equal to two times his annual base salary which equates to $1,250,000; additional retiring allowance equivalent to two times 90% of the STIP target which equates to $1,125,000; actual STIP earned if termination occurs after fiscal-year end but before STIP payment date; 90% of target STIP (pro-rated) if termination occurs after Q2 but before fiscal year end; all DSUs, earned RSUs and earned PSUs to be paid out and unvested options will accelerate and vest as of termination date.

Joseph C. Lambert

In accordance with the provisions of Mr. Lambert’s executive employment agreement effective September 27, 2010, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his fifth anniversary of employment but prior to the tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one quarter times his annual base salary, which equates to $398,105 as of December 31, 2016. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $477,726 as of December 31, 2016. In addition, if his employment is terminated by the Corporation without cause, Mr. Lambert is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $214,977 as of December 31, 2016. Mr. Lambert is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Lambert’s employment agreement is dependent on Mr. Lambert’s compliance with such non-competition and confidentiality agreements.

Barry W. Palmer

In accordance with the provisions of Mr. Palmer’s executive employment agreement effective December 15, 2011, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $448,500 as of December 31, 2016. In addition, if his employment is terminated by the Corporation without cause, Mr. Palmer is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro rated to the date of termination, which equates to a maximum of $201,825 as of December 31, 2016. Mr. Palmer is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Palmer’s employment agreement is dependent on Mr. Palmer’s compliance with such non-competition and confidentiality agreements.

Robert J. Butler

Mr. Butler is employed under the terms of the corporation’s standard employment agreement dated April 17, 2008, and amended effective with the terms of his promotion to Vice President, Finance, effective April 1, 2015. In accordance with his employment agreement, the employer may terminate Mr. Butler’s employment upon providing notice or payment in lieu of notice in accordance with the common law, up to a maximum of eighteen (18) months. No payment(s) is due, should Mr. Butler resign from his position. Mr. Butler is subject to certain non-competition agreements for a period of one year following termination and certain confidentiality agreements, until such time as the confidential information becomes publicly available, in accordance with his employment agreement.

BOARD OF DIRECTORS COMPENSATION

As at January 1, 2016, the Board was composed of six non-employee Directors plus the Corporation’s President and Chief Executive Officer, Martin R. Ferron. Two of the non-employee Directors elected to retire prior to the Annual Meeting of Shareholders of the Corporation, held on May 6, 2016. One additional non-employee Director was appointed to serve on the Board as of July 14, 2016. For the remainder of the 2016 fiscal year the Board was therefore comprised of five non-employee Directors plus Martin R. Ferron.

Mandate of the Board of Directors

The Board supervises the management of the Corporation’s business as provided by Canadian law and complies with the listing requirements of the New York Stock Exchange applicable to foreign private issuers, which require that the Board be composed of a majority of independent directors. The Corporation has adopted a Corporate Governance Policy which sets the framework for how the Board approaches its mandate and addresses such things as (i) the responsibility of the Board to monitor the operation of the business, provide oversight of risk management, internal control and corporate communications, and approve the strategic and ethical directions of the Corporation, (ii) committees of the Board of Directors (which include an Audit Committee, Human Resources & Compensation Committee and Operations Committee), (iii) qualifications, responsibilities, orientation and education of the directors, and (iv) succession planning. The Corporate Governance Policy for the Corporation is attached hereto as Appendix A and can be found on the Corporation’s website at www.nacg.ca.

Compensation Philosophy and Approach

The compensation of non-employee Directors is intended to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members and to align the interests of directors with those of the Corporation’s shareholders. Non-employee director compensation is not incentive-based. Non-employee Directors are compensated based on a combination of an annual retainer, Committee Chair retainer (if applicable) and meeting attendance fees. The President and CEO does not receive additional compensation for his role on the Board.

Share Ownership Guidelines

One way that Board members demonstrate their commitment to the long term success of the corporation is through share ownership. The Board has established Share Ownership Guidelines for directors which must be met within five years of being elected as a director. The Board reviewed its Share Ownership Guidelines in 2016, including having such guidelines reviewed by its compensation consultant Mercer Canada. Following such review, the holding requirements were revised slightly downward in order to bring the company’s Share Ownership Guidelines in line with those of its peer group. All directors were in compliance with the previous Share Ownership Guidelines, either by having met the requirements or being on track to do so, and so the adjustment had no effect on the current Board.

Current Share Ownership Guidelines require the Chair of the Board of Directors to own $500,000 of equity in the Corporation and the remaining directors to own $275,000 of equity in the Corporation, in each case represented by NAEP Common Shares and/or Deferred Share Units (“DSUs”). Such ownership level must be achieved within five years of the initial appointment or election as a director. The achievement of the share ownership threshold is facilitated by the requirement for the directors to receive 50% of their annual fixed remuneration in the form of DSUs. Once the share ownership threshold is achieved, the number of NAEP Common Shares and DSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter that number of NAEP Common Shares or

DSUs must be maintained in order to remain compliant, regardless of a subsequent decrease in NAEP Common Share price. All current Directors comply with these Share Ownership Guidelines.

Compensation Structure

Each of the Corporation’s non-employee Directors, other than the Chair, receives an annual retainer and a fee for attendance at each meeting of the Board or any committee of the Board that they attend. The Chair receives a flat retainer of $200,000 and is not entitled to bonuses or to receive meeting attendance fees or any additional chair retainers. All Directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their services pursuant to the Corporation’s policies. The table below outlines the annual compensation payable to non-employee Directors other than the Chair.

Type of Fee	Amount ($)
Annual Fees
Board retainer	110,000
Audit committee chair	12,000
HRCC committee chair	9,000
Operations committee chair	5,000
Attendance Fees (per meeting)
Board or committee meeting	1,500

The Human Resources & Compensation Committee assesses the adequacy and form of compensation paid to Directors in order to ensure that their compensation is competitive and reflects their responsibilities as directors. Periodically, the Human Resources & Compensation Committee benchmarks directors’ compensation against compensation paid by major Canadian public companies similar in size to the Corporation and will engage the services of a compensation consultant to report on relevant benchmark data and recommend appropriate compensation for directors. Director compensation was updated in January 2008 based upon analysis and recommendation by Hewitt Associates (now Meridian Compensation Partners LLC). Director compensation was reviewed by Mercer Canada in 2015, following which review the chair retainer was reduced from $220,000 to $200,000 effective January 1, 2016.

Director Meeting Attendance and Committee Membership

The following chart illustrates the committee membership and attendance by directors at Board and Committee meetings during the year ended December 31, 2016.

	Board		Audit		Human Resources & Compensation		Governance(1)	Risk(1)	Operations(1)
Martin R. Ferron	4 of 4		N/A		N/A		N/A	N/A	N/A
Ronald A. McIntosh	4 of 4	*	4 of 4		N/A		2 of 2	N/A	1 of 1
William C. Oehmig	4 of 4		N/A		3 of 3		N/A	3 of 3	1 of 1	*
Bryan D. Pinney	4 of 4		4 of 4	*	1 of 1		N/A	3 of 3	N/A
Allen R. Sello	2 of 2		2 of 2		2 of 2		N/A	N/A	N/A
Thomas P. Stan	2 of 2		2 of 2		N/A		N/A	N/A	1 of 1
Jay W. Thornton	4 of 4		N/A		3 of 3	*	2 of 2	N/A	1 of 1
K. Rick Turner	1 of 1		1 of 1		N/A		1 of 1	2 of 2	N/A

*	Denotes current Chair

N/A: not on Committee

(1)	Note that on July 28, 2016, the Risk and Governance Committees were merged to form the Operations Committee.

Compensation Summary

The following table summarizes all fees paid to non-employee directors during the year ended December 31, 2016.

	Compensation by Category			Compensation by Method of Payment		Total Compensation
Name	Board Retainer ($)	Committee Chair Retainer ($) (a)	Attendance Fees ($)	Fees Paid in Cash ($)	Fees paid in DSU’s ($) (b)	Total Fees Earned ($)
Ronald McIntosh (c)	200,000	nil	nil	100,000	100,000	200,000
William Oehmig (d)	110,000	5,000	16,500	nil	131,500	131,500
Bryan Pinney (e)	110,000	9,000	18,000	nil	137,000	137,000
Allen Sello (f)	55,000	3,000	9,000	38,000	29,000	67,000
Thomas Stan (g)	51,308	nil	7,500	29,404	29,404	58,808
Jay Thornton (h)	110,000	9,000	15,000	67,000	67,000	134,000
Rick Turner (i)	29,303	nil	7,500	18,401	18,402	36,803

Total	665,611	26,000	73,500	252,805	512,306	765,111

(a)	The Chair of each Committee must take 50% of their additional annual retainer for serving as Chair in DSUs.

(b)	Amounts reflect grant date fair value of DSUs as calculated in accordance with the deferred share unit plan.

(c)	Mr. McIntosh was the chair of the Governance Committee for part of fiscal year 2016, but as chair of the board he received no additional remuneration for serving as chair of the Governance Committee.

(d)	Mr. Oehmig was the Chair of the Risk Committee for part of fiscal year 2016 and Chair of the Operations Committee for the remainder of fiscal 2016.

(e)	Mr. Pinney was the Chair of the Audit Committee for a portion of fiscal year 2016 and so was paid a pro-rata chair retainer.

(f)

Mr. Sello was on the board for only a portion of the year and so was paid a pro-rata retainer, including a pro-rata chair retainer for serving as Chair of the Audit Committee for a portion of the year.

(g)	Mr. Stan was on the board for only a portion of the year and so was paid a pro-rata retainer.

(h)	Mr. Thornton was the Chair of the Human Resources & Compensation Committee for fiscal year 2016

(i)	Mr. Turner was on the board for only a portion of the year and so was paid a pro-rata retainer.

Deferred Share Unit Plan

The Corporation’s Deferred Share Unit Plan (“DSU Plan”) was approved on November 27, 2007 by the Corporation’s Board and became effective on January 1, 2008. The DSU Plan is administered by the Human Resources & Compensation Committee. DSUs under the DSU Plan may be granted to each member of the Board of Directors of the Corporation (the “Director Participant”) as well as to certain senior management employees approved by the Board as being participants in the DSU Plan. The DSU Plan provides that Director Participants receive 50% (or if they choose, up to 100%) of their fees in the form of DSUs. In addition, directors may elect any amount of their variable compensation (i.e. meeting fees) to be paid in the form of DSUs. DSUs vest immediately upon grant and may be redeemed when the Participant ceases to hold office. In the event a director ceases to hold office, all DSUs will be redeemed by the Corporation within 21 days following: (a) in the case of directors that are U.S. taxpayers, the date of such termination; and (b) in the case of all other directors, by December 1 of the calendar year immediately following the year by which such termination takes place (unless an earlier date is elected by the director after termination). A Participant has no further rights respecting any DSU which has been redeemed.

Director Compensation Table

The following chart summarizes all amounts of compensation provided to directors during the year ended December 31, 2016.

Name	Cash Fees Earned	Share Based Awards Value	Option Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
William C. Oehmig	—	131,500	nil	nil	nil	nil	131,500
Allen R. Sello	38,000	29,000	nil	nil	nil	nil	67,000
K. Rick Turner	17,500	17,500	nil	nil	nil	nil	35,000
Ronald A. McIntosh	100,000	100,000	nil	nil	5,000	nil	205,000
Jay Thornton	67,000	67,000	nil	nil	nil	nil	134,000
Bryan D. Pinney	—	137,000	nil	nil	nil	nil	137,000
Thomas Stan	29,404	33,096	nil	nil	nil	nil	62,500

Total	251,904	515,096	nil	nil	5,000	nil	772,000

*	All amounts are in Canadian dollars

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes the number and value of outstanding share-based awards and option-based awards as at the end of the year ended December 31, 2016.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options That Have Vested ($) (a)	Number of Shares or Units of Shares That Have Not Vested (b)	Market Payout Value of Share- Based Awards That Have Not Vested ($) (c)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($) (d)
Martin Ferron	400,000	2.79	June 14, 2022	597,500	636,825	1,159,426	612,767

Martin Ferron	41,900	5.91	December 18, 2023	nil	nil	nil	N/A

Ronald A. McIntosh	nil	N/A	N/A	nil	nil	nil	1,109,099

William C. Oehmig	nil	N/A	N/A	nil	nil	nil	1,364,323

Bryan D. Pinney	nil	N/A	N/A	nil	nil	nil	390,012

Allen R. Sello	nil	N/A	N/A	nil	nil	nil	578,802

Thomas Stan	nil	N/A	N/A	nil	nil	nil	43,318

Jay Thornton	nil	N/A	N/A	nil	nil	nil	435,330

(a)

Value is the December 30, 2016 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $5.18, less the option exercise price multiplied by the number of outstanding option-based awards as of December 31, 2016, as though the options were exercised.

(b)

DSUs granted to Directors vest immediately, therefore there are no units of shares for Directors that have not vested. Martin Ferron’s RSUs and PSUs are represented and include dividends reinvested for the calendar year ending December 31, 2016.

(c)

The value of Mr. Ferron’s share-based awards that have not vested are calculated as the number of RSUs and PSUs on record for the period ending December 31, 2016, multiplied by the fair market value on December 31, 2016, which was $5.25. Regarding PSUs, the TSR performance factor based on percentile ranking relevant to the peer group is then applied (61% for the July 2014 Grant; 200% for the July 2015 Grant, 167% for the July 2016 Grant, respectively).

(d)

Amounts calculated as the number of share-based awards (DSUs or NAEP Common Shares, as applicable) on record for the period ending December 31, 2016, multiplied by the fair market value on December 31, 2016, which was $5.25.

CORPORATE GOVERNANCE

Board of Directors

The National Policy 58-201 – “Corporate Governance Guidelines of the Canadian Securities Administrators” recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With five of the six directors proposed to be nominated considered independent, the Board is composed of a majority of independent directors. The Chairman of the Board, Mr. McIntosh, is an independent director. Martin R. Ferron is considered to have a material relation with the Corporation by virtue of his executive officer position with the Corporation and is therefore not independent. The Board of Directors has determined that each of the directors, other than Martin R. Ferron, is an independent director within the meaning of the rules of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws.

In order to facilitate open and candid discussion among the Corporation’s independent directors, the Board holds in-camera sessions which exclude any non-independent directors. In-camera meetings are held whenever necessary as part of the regularly scheduled board meetings. In the fiscal year ended December 31, 2016, each board meeting included such in-camera sessions, and except for the in camera sessions, there were no separate meetings of independent board members that took place.

The following table outlines the independence, as defined in the standards established by the CSA, of director nominees, as at the date of the Circular.

Director or Nominee	Independent	Non-Independent	Reason for Non- Independence
Martin R. Ferron		✓	President & CEO
Ronald A. McIntosh	✓
William C. Oehmig	✓
Bryan D. Pinney	✓
Thomas P. Stan	✓
Jay W. Thornton	✓

Directorships with Other Issuers

Currently, the following directors serve on the boards or act as trustees of other public companies, as listed below. As of the date of this Circular no Directors of the Corporation sit together on boards of other public corporations.

Name	Name of Reporting Issuer	Exchange	From
Ronald A. McIntosh	Advantage Oil & Gas Ltd.	TSX	September 1998
Jay W. Thornton	PennWest Petroleum Ltd.	TSX, NYSE	June 2013

Director Term Limits

The Corporation has not adopted term limits for its directors. In the view of the Corporation, optimal governance is aided by a combination of board renewal and board continuity. Mandatory term limits,

however, would impose a rigid and arbitrary rule on a decision that should be flexible and reasoned. The Governance Committee considers and assesses Board and committee composition on a regular basis with an eye to ensuring the Board and its committees are comprised of persons having the qualifications, skills, knowledge, experience and expertise necessary for effective governance of the Corporation. Any shortcomings identified by the Governance Committee are brought forward to the Board and recommendations for recruitment or other change are made as are determined by the Board to be in the best interests of the Corporation.

Board Executive Office Diversity Policy

The Corporation firmly believes that, in addition to having a Board comprised of highly experienced and skilled individuals, having a diversity of perspectives and viewpoints among its members is a significant benefit to corporate governance. To this end, the Board has adopted a written policy that, when identifying and selecting candidates for appointment or election to the Board, the Governance Committee and the Board must consider diversity criteria, including but not limited to the gender, age, cultural and geographic backgrounds of potential candidates and how the same would lead to greater diversity on the Board. The Corporation also firmly believes that diversity of perspectives and viewpoints at the executive level is equally as important as at the Board level and, accordingly, the Board has adopted a written policy that the same diversity criteria must be considered when identifying and selecting candidates for appointment to executive management positions.

The Corporation does not, however, believe that it is in the best interests of the Corporation or its shareholders to set any specific targets or quotas for recruiting Board members or executive management based on diversity criteria. Diversity criteria should be considered as one important aspect of the identification and selection process but should not be considered paramount to other important criteria.

The Governance Committee and the Board will review and assess, on a regular basis and no less than once per year, the effectiveness of its diversity policy and whether its objectives are being met. Without specific targets or quotas in place, such assessment will, by its nature, be subjective. The Corporation does not presently have any women serving on the Board or as executive officers.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation had any outstanding indebtedness to the Corporation or any of its subsidiaries during the year ended December 31, 2016, or as at the date of this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation at any time since the beginning of the Corporation’s last completed fiscal year, no proposed nominee for election as a director nor any associate or any affiliate of any such director, officer or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting. Furthermore, no informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries or affiliates, except as disclosed below, other than persons disclosed in the “Interest of Management and Others in Material Transactions” section of the Corporation’s Annual Information Form.

Orientation and Continuing Education

The Operations Committee, in conjunction with the Board Chair and the Chief Executive Officer of the Corporation, is responsible for ensuring that new Directors are provided with an orientation and education about the business of the Corporation. New Directors are provided with written information about the duties and obligations of Directors, the structure and role of the Board and its Committees, the Board’s mandate, Committee Charters, compliance requirements for directors, corporate policies as well as agendas and minutes for recent Board and Committee meetings and opportunities for meetings and discussion with senior management and other directors. The goal is to ensure that new directors fully understand the nature and operation of the Corporation’s business.

Management encourages the Directors to attend relevant education and development opportunities to improve their skills and abilities to carry out the role as a director at the Corporation. Expenses associated with attendance at seminars, conferences and education sessions and/or membership to the Institute of Corporate Directors are reimbursed by the corporation.

Management has provided two sources of training and industry seminars which have been placed on the director extranet site and are updated regularly:

(a)	Industry Conferences – Management updates this list as conferences are scheduled.

(b)	Access to the Institute of Corporate Directors website – This website offers current information for directors and a variety of development opportunities.

Code of Conduct and Ethics Policy

In order to ensure that directors exercise independent judgment and to encourage and promote ethical standards and behaviour, the Board has a written Code of Conduct and Ethics Policy (the “Code”) setting out general statements of conduct and ethical standards to be followed by all of the Corporation’s personnel. A copy of the Code may be obtained at the Corporation’s website at www.nacg.ca.

In order to ensure compliance with the Code, the Board and the Corporation have implemented an ethics reporting policy (the “Reporting Policy”), a copy of which may be obtained at the Corporation’s website at www.nacg.ca. The objectives of the Reporting Policy are to (i) provide a means of reporting non-compliance with the Code and (ii) to comply with the Sarbanes Oxley Act and securities regulations. Under the Reporting Policy, the Corporation’s personnel are required to report any conduct which they believe, in good faith, to be a violation or apparent violation of the Code. The Corporation keeps the identity of the person making the report for every reported violation confidential, except as otherwise required by law, and a copy of all reported violations are confidential until action is taken to correct the violation, at which time the violation may become known (but not the identity of the individual filing the report). The Policy further provides that there is not to be any retaliation against the reporter.

The Corporation has the option to report violations of the Code either internally or externally in the following ways:

(a)	internal reporting is through a supervisor, the Corporation’s executive or its Board of Directors and its Committees;

(b)	effective anonymous reporting is through an independent ethics reporting firm; or

(c)	directly to the Chairman of the Board or Audit Committee Chair.

In all cases there are two reviewers for each reported violation, which ensures an effective independent review and a control over segregation of reviewing responsibility to ensure that reported violations are investigated appropriately and thoroughly. For serious violations of the Code, the Audit Committee Chair or the Board Chair will be advised immediately of the reported violation. All reported violations are summarized and provided to the Audit Committee at least quarterly. The Audit Committee Chair and the Board Chair will have access, at all times, to the status and content of Reported Violations.

The Code provides additional safeguards to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest by requiring that all personnel avoid any activity which creates or gives the appearance of a conflict of interest between an individual’s personal interests and the Corporation’s interests. Specifically, the Code provides that, unless a waiver is granted, no personnel shall (i) seek or accept any personal loan or guarantee of any obligation or services from any outside business, (ii) act as a consultant or employee of or otherwise operate an outside business if the demands of the outside business would interfere with the employee’s responsibilities to the Corporation, (iii) conduct business on behalf of the Corporation with a close personal friend or immediate family member, or (iv) take for themselves opportunities that arise through the use of the Corporation’s property or information or through their position within the Corporation.

Assessment of Board Effectiveness

The Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution through a two-step process. Firstly, the Operations Committee makes such assessment on a semi-annual basis based upon the observations of the members of the Operations Committee. The Operations Committee then determines whether any corrective actions, such as changes to committee membership, additional board recruitment or special education or training, are advisable and presents its recommendations to the Board. Secondly, the members of the Board periodically undergo a formal peer review process. The Operations Committee has developed, and periodically revises, a form of questionnaire that is completed by board members anonymously. The questionnaire addresses matters of board, committee and individual efficiency, structure, workload, competency, skills, leadership, communication, diligence and other such matters. The Operations Committee receives the results of the questionnaire and determines whether the results indicate that corrective action is advisable. It then makes recommendations to the Board in that regard.

Position Descriptions for the Chairman of the Board of Directors Committee Chairs

The Chairman of the Board of Directors (the “Board Chair”) reports to the Board of Directors and shareholders and provides leadership to the Board of Directors relating to the effective execution of all Board responsibilities. The Board Chair is a non-management director and the Board Chair’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.

Specifically, the Board Chair has the responsibility to, amongst other things:

(a)	provide leadership in ensuring that the Board works harmoniously as a cohesive team;

(b)	facilitate the Board functioning independently of management by ensuring that the Board meets regularly without management and by engaging outside advisors as required;

(c)

provide guidance to the Board and management to ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between Board and management responsibilities are clearly understood and respected;

(d)	attend committee meetings and communicate with directors between meetings as required;

(e)	establish procedures to govern the functioning of the Board;

(f)	assist the Operations Committee in implementing the Board assessment;

(g)	lead in continuous improvement of Board processes;

(h)	upon the recommendation of the Operations Committee, approach new candidates to serve on the Board;

(i)	represent shareholders and the Board to management and represent management to the Board and shareholders;

(j)

work with the Board and the Chief Executive Officer to ensure that the Corporation is building a healthy governance culture, assist in effective communication between the Board and management, maintain regular contact with the Chief Executive Officer, and serve as advisor to the Chief Executive Officer and other senior officers;

(k)	act as the Chair for annual and special meetings of the shareholders; and

(l)	receive concerns addressed to the Board from stakeholders about the Corporation’s corporate governance, business conduct and ethics or financial practices.

The Chair of each of the Audit Committee, Human Resources & Compensation Committee and Operations Committee each has the responsibility to (i) provide leadership to the committee and to ensure that each of his or her respective Committees works harmoniously as a cohesive team, (ii) facilitate the committee functioning independently of management by meeting regularly without management and engaging outside advisors as required, (iii) communicate with Committee members between meetings as required, (iv) facilitate information sharing with other Committees as required, (v) lead in continuous improvement of committee processes, and (vi) assist in effective communication between the Committee and management. The Chair of each Committee determines the time, place and procedures for the Committee meetings, subject to requirements of the Committee’s charter.

Position Description for the Chief Executive Officer

The Corporation has developed a written position description for the Chief Executive Officer. The description provides that Chief Executive Officer is responsible for the successful management of the corporation and has the responsibility to:

(a)	report to and work with the Board of Directors so that it may fulfill its oversight role;

(b)	advise the Board of Directors in a timely manner of major issues and risks that may affect the corporation;

(c)	recommend to the Board the strategic direction of the corporation and implement approved operational and business plans;

(d)	provide the overall leadership, direction and management of the business operations to achieve the corporation’s goals and objectives;

(e)	allocate financial and human capital for the successful management and financial performance of the corporation;

(f)	foster a culture of integrity and set the ethical tone for the corporation;

(g)	establish the policies and procedures to effectively operate the corporation in an efficient and controlled manner;

(h)	monitor and manage the risks of the corporation;

(i)	recommend to the Board any acquisition, merger, divestiture and the entry or exit of any business unit of the corporation;

(j)	establish the corporate structure and major accountabilities;

(k)	oversee the relationship between the corporation and the public; and

(l)	develop, supervise and evaluate the executive officers and recommend to the Human Resources & Compensation Committee the selection and compensation of executive officers.

BOARD COMMITTEES

AUDIT COMMITTEE

The Audit Committee recommends independent public accountants to the Board of Directors, reviews the quarterly and annual financial statements and related management discussion and analysis (“MD&A”), press releases and auditor reports, and reviews the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the Board. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities the Board of Directors has affirmatively determined that our Audit Committee is composed solely of independent directors. The Board of Directors has determined that Mr. Bryan D. Pinney is the audit committee financial expert, as defined by Item 407(d) (5) of the SEC’s Regulation S-K. Our Board of Directors has adopted a written charter for the Audit Committee that is available on the Corporation’s website (www.nacg.ca) and is included in the most recent Annual Information Form. The Audit Committee is currently composed of Messrs. Pinney, McIntosh and Stan, with Mr. Pinney serving as Chairman. Based on their experience, each of the members of the Audit Committee is financially literate. The members of the audit committee have significant exposure to the complexities of financial reporting associated with the Corporation and are able to provide due oversight and provide the necessary governance over our financial reporting.

Further information with respect to the Audit Committee can be found in the Corporation’s most recent Annual Information Form, under the heading “The Board and Board Committees”, which is available on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

Our auditors are KPMG LLP. Our Audit Committee pre-approved the engagement of KPMG to perform the audit of our financial statements for the year ended December 31, 2016. The fees we have paid to KPMG for services rendered by them include:

(a)

Audit Fees – KPMG billed us $512,000 and $645,000 for audit fees during the years ended December 31, 2016 and 2015, respectively. Audit fees were incurred for the audit of our annual financial statements, the audit of internal controls over financial reporting, residual amounts from the prior year audit billed in the current year and the quarterly interim reviews of the consolidated financial statements. Audit fees were incurred for the year ended December 31, 2015 related to the implementation of COSO 2013 and the audit of asset impairment testing.

(b)

Audit Related Fees – KPMG billed us $nil and $13,000 for audit related fees during the years ended December 31, 2016 and 2015, respectively. Audit related fees include fees related to specific auditing procedures performed with respect to certain management process systems.

(c)	Tax Fees – No income tax advisory and compliance services fees were incurred for the years ended December 31, 2016 and 2015, respectively.

(d)	Other Fees – No other fees were incurred for the years ended December 31, 2016 and 2015, respectively.

HUMAN RESOURCES & COMPENSATION COMMITTEE

The Human Resources & Compensation Committee is charged with the responsibility for supervising executive compensation policies for the Corporation and its subsidiaries, administering the employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate. In accordance with the listing requirements of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the Human Resources & Compensation Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Committee that is available on the Corporation’s website (www.nacg.ca). The Committee is currently composed of Messrs. Thornton, Oehmig and Pinney, with Mr. Thornton serving as Chairman. The Corporation, may retain independent specialized compensation consultants, to assist in determining compensation for executive management and directors.

OPERATIONS COMMITTEE

The Operations Committee was formed effective July 28, 2016, by merger of the Governance Committee with the Health, Safety, Environment and Business Risk Committee. The Operations Committee has all of the responsibilities of those former committees. Accordingly, it is responsible for recommending to the Board of Directors proposed nominees for election to the Board of Directors by the shareholders at annual meetings, including an annual review as to the re-nominations of incumbents and proposed nominees for election by the Board of Directors to fill vacancies that occur between shareholder meetings, and making recommendations to the Board of Directors regarding corporate governance matters and practices. It is also responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices, overseeing all of the Corporations’ non-financial risks, approving the Corporation’s risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within the Corporation’s strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where board guidelines require approval at a level above President and CEO, and reviewing and monitoring all insurance policies including directors and officer’s insurance coverage. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the Operations Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Operations Committee that is available on the Corporation’s website (www.nacg.ca). The Operations Committee is currently composed of Messrs. Oehmig, McIntosh, Stan and Thornton, with Mr. Oehmig serving as Chairman.

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Secretary of the Corporation at North American Energy Partners Inc., Suite 300, 18817 Stony Plain Road, Edmonton, Alberta, T5S 0C2:

(a)

the most recent Annual Report to Shareholders containing the audited consolidated financial statements for the year ended December 31, 2016 together with the accompanying Auditor’s Report and the MD&A;

(b)	this Information Circular; and

(c)	the most recent Annual Information Form.

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca. Financial information of the Corporation is provided in the Corporation’s audited consolidated financial statements and MD&A for the Corporation’s most recently completed fiscal year.

GENERAL

All matters referred to herein for approval by NAEP Shareholders, other than the election of directors, require a simple majority of the NAEP Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

Proposals of shareholders intended to be presented at the Corporation’s annual meeting of shareholders in 2018 and which such shareholders are entitled to request be included in the Information Circular for that meeting must be received at the Corporation’s principal executive offices not later than November 16, 2017.

APPROVAL OF PROXY CIRCULAR

The undersigned hereby certifies that the contents and the distribution of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED at Edmonton, Alberta, this 14th day of February, 2017.

/S/ Martin R. Ferron
President & Chief Executive Officer

Appendix A

CORPORATE GOVERNANCE POLICY

1.	Introduction

The Board has the obligation to supervise the management of the business and affairs of the Company and is committed to responsible corporate governance practices that help ensure it serves the best interests of the Company in meeting that obligation. This Policy sets out the framework for those responsible corporate governance practices.

2.	Objectives

The objectives of this Policy are to:

(a)	establish a framework to assist the Board in achieving good corporate governance in all aspects of the Company’s business; and

(b)	ensure compliance with the governance requirements of applicable regulators and stock exchanges.

3.	Definitions

In this Policy:

(a)	“Board” means the board of directors of the Company

(b)	“Company” means North American Energy Partners Inc.

4.	Scope

This Policy applies to all activities of the Board.

5.	Policy

5.1	Board Size and Board Positions

Within the structure of the Company’s articles and by-laws, the Board has determined that it will be comprised of at least 6 directors to fill all of the committees required for an effective governance structure and to meet the regulatory requirements of the applicable stock exchanges. The Board has also determined that there will be no more than 10 directors in order to encourage lively, informed discussion and facilitate decision-making while managing the cost of operating the Board. The Board has documented the terms of reference for the Board Chair and for each of the Committee Chairs (see Appendix B and C, respectively).

5.2	Committees

In order to ensure effective management of the workload and concurrently meet the regulations of the applicable stock exchanges the Board will delegate some of its responsibilities to four committees as follows:

(a)	Audit Committee

(b)	Human Resources and Compensation Committee

(c)	Operations Committee

Each Committee will prepare a charter to describe its responsibilities and will annually review its charter to ensure it is current. Each Committee charter will be publicly disclosed on the Company’s website.

All members of each Committee are required to be independent as defined in Section 5.5 below.

Each Committee will perform an assessment of its effectiveness each year based on the guidelines set by the Operations Committee and will report the findings of the annual review to the Board.

5.3	Board and Committee Composition

The Board will periodically review Board composition, approve the nomination of directors made by the Operations Committee, fill vacancies among the directors, appoint additional directors and appoint directors to committees. The Board has delegated certain of these responsibilities to the Operations Committee, as described in that committee’s charter.

The CEO of the Company will serve as a director of the Company and will be the only management director. An exception will be permitted in limited circumstances and for a limited period of time where another officer of the company will fill a vacancy on the board until an independent director is recruited.

5.4	Director Qualifications and Diversity Criteria

In addition to having a Board comprised of highly experienced and skilled individuals, having a diversity of perspectives and viewpoints among its members is a significant benefit to corporate governance. To this end, the Board will, when identifying and selecting candidates for appointment or election to the Board, consider:

(a)

the qualifications, skills, knowledge, experience and expertise of potential candidates and the way in which the same would complement the qualifications, skills, knowledge, experience and expertise of existing Board members; and

(b)	diversity criteria, including but not limited to the gender, age, cultural and geographic backgrounds of potential candidates and how the same would lead to greater diversity on the Board.

Diversity of perspectives and viewpoints at the executive level is equally as important as at the Board level and, accordingly, the Board will also consider the above diversity criteria when identifying and selecting candidates for appointment to executive management positions.

It is not in the best interests of the Company or its shareholders to set any specific targets or quotas for recruiting Board members or executive management based on diversity criteria. Diversity criteria should be considered as one important aspect of the identification and selection process but should not be considered paramount to other important criteria.

5.5	Independence

The Board will be composed of a majority of independent directors.

The Board has determined that an independent director is a director who is not a member of management and who does not have a relationship with the Company or with management that may affect or be perceived to affect, the director’s ability to act in the best interests of the Company.

A director is not independent if he or she does not satisfy the independence requirements contained in any applicable securities legislation or in the rules of any stock exchange on which the Company’s securities are listed for trading. The Board may adopt other categorical standards for determining whether a director is independent and will review the independence of each of the non-management directors annually.

The Board has determined that the Company is best served by dividing the responsibilities of the Board Chair and CEO so that the Board Chair will be independent. The Board will elect a Chair who shall remain as the Chair until such time as he or she retires or until an alternate Chair is selected.

The Board has adopted a policy of meeting in camera, with only independent directors present, at each regularly scheduled Board meeting. In camera sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern.

Directors are expected to speak and act independently, respecting differing views held by other directors and management.

5.6	Responsibilities of Directors

Directors are expected to use their skill and experience to provide oversight to the business of the Company. Directors are expected to attend meetings and to be prepared to participate actively and knowledgeably. See Appendix A for a full description of the responsibilities of each director.

5.7	Conflicts of Interest

A Director has a conflict if he or she is:

(a)	a party to a material contract or transaction or proposed material contract or transaction with the Company;

(b)	a director or officer of any entity which is a party to a material contract or transaction or proposed material contract or transaction with the Company; or

(c)	a person who has a material interest in any entity which is a party to a material contract or transaction or proposed material contract or transaction with the Company.

Immediately upon becoming aware of an actual or potential conflict of interest a director shall inform the Chair or in his absence the CEO or secretary.

Because it may be impractical for a director who serves as a director or officer of another entity or who has a material interest in another entity to know that the entity is entering into a material contract or transaction with the Company (and therefore to give notice of every such material contract or transaction), it is sufficient for the director to deliver a general notice to the Board declaring that he or she is a director or officer or has a material interest in an entity and is to be regarded as interested in any material contract or transaction made with that entity.

To minimize the possibility of a conflict of interest not being identified, directors will provide to the Company and update annually, a list of all shares and options held in the Company and all other director positions they hold or shares held in other organizations.

5.8	Director Compensation

The Board will compensate directors in a form and amount that is fair and appropriate for the services they perform and which is customary for comparable companies, having regard to such matters as time commitment, responsibility and trends in director compensation.

The Board, based upon recommendations of the Compensation Committee, will periodically review the adequacy and form of directors’ compensation, including compensation of the Chair and the committee chairs, to ensure that it is competitive and realistically reflects the responsibilities and risks involved in being a director.

To more closely align the interests of directors and the Company’s shareholders, a portion of the directors’ fees may be paid in the form of equity, which may be in the form of deferred share units or other stock-based compensation. In addition, directors are encouraged to hold shares of the Company for their own accounts.

Management directors will not receive additional compensation for Board service.

5.9	Orientation and Education

The Board will provide an orientation programs for new directors. The Board will ensure that all new directors understand the role of the Board and its committees. Each director will be provided with a copy of all of the corporate governance policies and charters.

Management will conduct orientation sessions with new directors to review the Company’s business, current issues, risks and opportunities. Management will also provide directors with opportunities to increase their knowledge and understanding of the Company’s business.

5.10	Management Succession

The Board expects management succession planning to be an ongoing activity to be reviewed and approved by the Board. This planning process will include, on a continuing basis, the CEO’s recommendation of a successor in the event of an unexpected incapacitation of the CEO.

5.11	Access to Advisors

The Board, each committee and, subject to approval of the Board Chair, each individual director will have access to independent legal, accounting, financial and other advisors as each deems necessary or appropriate to assist the Board, committee or director in the conduct of their respective duties. The engagement of such advisors will be at the expense of the Company.

In addition, any director who wishes to engage a non-management advisor at the expense of the Company to assist on matters involving his or her responsibilities as a director should review the request with and obtain the authorization of the Board Chair.

5.12	Term Limits and Retirement Age

As set out in the by-laws, the election of directors will take place at each annual meeting of shareholders where the terms of all directors then in office shall be deemed to end. If qualified, however, each shall be eligible for re-election. The Board has determined that fixed term limits for directors should not be established. The Board is of the view that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, considerable insight into the Company and who, therefore, can be expected to provide an increasing contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board membership to provide ongoing input of fresh ideas and views and annually considers changes to the composition of the Board.

Unless otherwise determined by the Board, a director will retire from the Board once that person has reached 75 years of age.

5.13	Evaluation

The Board is responsible to ensure the continued effectiveness of the Board and to foster a process of continuing improvement. Each director will periodically participate in a Board and committee effectiveness assessment. The Operations Committee is responsible for establishing this process.

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class
Holder Account Number

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Form of Proxy - Annual General Meeting to be held on Wednesday, April 5, 2017

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.	_ _ _
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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, Mountain Time, on Monday, April 3, 2017.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free	• Smartphone?
Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

+	+

Appointment of Proxyholder

I/We being holder(s) of North American Energy Partners Inc. hereby appoint(s): Martin R. Ferron, or failing him, Joseph C. Lambert
Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
OR

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting (the “Meeting”) of shareholders of North American Energy Partners Inc. to be held in Suite 300, 18817 Stony Plain Road NW Edmonton, Alberta on Wednesday, April 5, 2017 at 3:00 pm (Mountain Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Martin R. Ferron	☐	☐	02. Ronald A. McIntosh	☐	☐	03. William C. Oehmig	☐	☐	_ _ _ Fold
04. Bryan D. Pinney	☐	☐	05. Thomas P. Stan	☐	☐	06. Jay W. Thornton	☐	☐

	For	Withhold

2. Appointment of Auditors KPMG LLP are appointed as auditors of the Corporation for the ensuing year and the directors are authorized to fix their remuneration as such	☐	☐

_ _ _
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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.